As filed with the Securities and Exchange Commission on January 28, 2002

                                                               Registration Nos.
================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                           (Exact Name of Registrant)

                         PHL VARIABLE INSURANCE COMPANY
                               (Name of Depositor)

                                  ------------

               One American Row, Hartford, Connecticut 06102-5056
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, including Area Code)

                                  ------------

                               Tracy L. Rich, Esq.
                         PHL Variable Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                     (Name and Address of Agent for Service)

                                  ------------

                                    Copy to:
                             Richard J. Wirth, Esq.
                         PHL Variable Insurance Company
                                One American Row
                             Hartford, CT 06102-5056

                                  ------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is relying on the exemptive relief provided by Rule 6e-3(T) under the Investment Company Act of 1940 and the relief granted to separate accounts issuing variable contracts by Section 27I of the Investment Company Act of 1940.


Approximate date of proposed public offering: as soon as practicable after the effective date of the Registration Statement.

[ ] Check if it is proposed that this filing will become effective on (date) at
    (time) pursuant to Rule 487.

================================================================================

                             PHOENIX EDGE(R) -- VUL
                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                    ISSUED BY: PHL VARIABLE INSURANCE COMPANY

PROSPECTUS                                                         JUNE   , 2002

Phoenix Edge(R)--VUL is a flexible premium variable universal life insurance policy that can provide lifetime insurance protection on the life of one person. We will pay a death benefit when the insured person dies. You may allocate premiums and policy value to the Guaranteed Interest Account and/or one or more of the subaccounts of the PHLVIC Variable Universal Life Account (the "Account"). The subaccounts purchase shares of the following funds:

THE PHOENIX EDGE SERIES FUND
- ----------------------------
[diamond]  Phoenix-Aberdeen International Series
[diamond]  Phoenix-Aberdeen New Asia Series
[diamond]  Phoenix-AIM Mid-Cap Equity Series
[diamond] Phoenix-Alliance/Bernstein Growth + Value Series [diamond] Phoenix-Deutsche Dow 30 Series
[diamond] Phoenix-Deutsche Nasdaq-100 Index(R) Series [diamond] Phoenix-Duff & Phelps Real Estate Securities Series [diamond] Phoenix-Engemann Capital Growth Series
[diamond] Phoenix-Engemann Small & Mid-Cap Growth Series [diamond] Phoenix-Goodwin Money Market Series
[diamond] Phoenix-Goodwin Multi-Sector Fixed Income Series [diamond] Phoenix-Hollister Value Equity Series
[diamond] Phoenix-J.P. Morgan Research Enhanced Index Series [diamond] Phoenix-Janus Flexible Income Series
[diamond]  Phoenix-Janus Growth Series
[diamond]  Phoenix-MFS Investors Growth Stock Series
[diamond]  Phoenix-MFS Investors Trust Series
[diamond]  Phoenix-MFS Value Series
[diamond] Phoenix-Morgan Stanley Focus Equity Series [diamond] Phoenix-Oakhurst Balanced Series
[diamond]  Phoenix-Oakhurst Growth and Income Series
[diamond] Phoenix-Sanford Bernstein Global Value Series [diamond] Phoenix-Sanford Bernstein Mid-Cap Value Series [diamond] Phoenix-Sanford Bernstein Small-Cap Value Series [diamond] Phoenix-Seneca Mid-Cap Growth Series
[diamond]  Phoenix-Seneca Strategic Theme Series

AIM VARIABLE INSURANCE FUNDS
- ----------------------------
[diamond]  AIM V.I. Capital Appreciation Fund
[diamond]  AIM V.I. Value Fund

THE ALGER AMERICAN FUND
- -----------------------
[diamond]  Alger American Leveraged AllCap Portfolio

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
- -----------------------------------
[diamond]  Deutsche VIT EAFE(R) Equity Index Fund
[diamond]  Deutsche VIT Equity 500 Index Fund

FEDERATED INSURANCE SERIES
- --------------------------
[diamond]  Federated Fund for U.S. Government Securities II
[diamond]  Federated High Income Bond Fund II

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
[diamond]  VIP Contrafund(R) Portfolio
[diamond]  VIP Growth Opportunities Portfolio
[diamond]  VIP Growth Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
- ----------------------------------------------------
[diamond]  Mutual Shares Securities Fund -- Class 2
[diamond]  Templeton Growth Securities Fund -- Class 2
[diamond]  Templeton Foreign Securities Fund -- Class 2

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
- ---------------------------------------
[diamond]  Technology Portfolio

WANGER ADVISORS TRUST
- ---------------------
[diamond]  Wanger Foreign Forty
[diamond]  Wanger International Small Cap
[diamond]  Wanger Twenty
[diamond]  Wanger U.S. Small Cap


IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT US AT:   [envelope] PHOENIX VARIABLE
                                                              PRODUCTS MAIL
                                                              OPERATIONS (VPMO)
                                                              PO Box 8027
                                                              Boston, MA 02266-
                                                              8027
                                                  [telephone] VARIABLE AND
                                                              UNIVERSAL LIFE
                                                              ADMINISTRATION
                                                              (VULA)
                                                              800/541-0171

It may not be in your best interest to purchase a policy to replace an existing life insurance policy or annuity contract. You must understand the basic features of the proposed policy and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any income taxes.

The policy is not a deposit nor an obligation of, underwritten or guaranteed by, any financial institution or credit union. It is not federally insured or endorsed by the Federal Deposit Insurance Corporation or any other state or federal agency. Policy investments are subject to risk, including the fluctuation of policy values and possible loss of principal invested or premiums paid.

The Securities and Exchange Commission has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus provides important information that a prospective investor ought to know before investing.

Read and keep this prospectus for future reference.

                                TABLE OF CONTENTS
                                -----------------


PART I - GENERAL INFORMATION
- ----------------------------
SUMMARY ................................................     4
CHARGES AND DEDUCTIONS..................................     5
CHART 1 - POLICY FEES AND CHARGES.......................     8
CHART 2 - FUND ANNUAL EXPENSES..........................     9
PHL VARIABLE INSURANCE COMPANY..........................    11
THE ACCOUNT.............................................    11
   Performance History..................................    11
INVESTMENT OPTIONS......................................    11
   Participating Investment Funds ......................    11
   Investment Advisors .................................    13
   Services of the Advisors ............................    14
   Reinvestment and Redemption .........................    14
   Substitution of Investments..........................    15
   The Guaranteed Interest Account .....................    15

PART II - POLICY INFORMATION
- ---------------------------
THE POLICY .............................................    16
   Eligibility .........................................    16
   Issue Premium .......................................    16
     Temporary Insurance Coverage ......................    16
   Flexible Premiums ...................................    16
   Free Look Period ....................................    16
   Transfer of Policy Value.............................    17
   Systematic Transfers.................................    17
Determination of Subaccount Values .....................    18
   Death Benefit .......................................    18
   Surrenders ..........................................    19
   Policy Loans ........................................    19
   Lapse ...............................................    20
Additional Rider Benefits ..............................    20
GENERAL PROVISIONS .....................................    21
   Postponement of Payments ............................    21
   Payment by Check ....................................    21
   The Contract ........................................    21
   Suicide .............................................    21
   Incontestability ....................................    21
   Change of Owner or Beneficiary ......................    21
   Assignment ..........................................    22
   Misstatement of Age or Sex ..........................    22
   Surplus..............................................    22
PAYMENT OF POLICY PROCEEDS .............................    22
   Surrender and Death Benefit Proceeds ................    22
   Payment Amount ......................................    22
   Payment Options .....................................    22

PART III - OTHER IMPORTANT INFORMATION
- --------------------------------------
FEDERAL INCOME TAX CONSIDERATIONS ......................    24
   Introduction ........................................    24
   PHL Variable's Income Tax Status ....................    24
   Policy Benefits .....................................    24
   Business-Owned Policies..............................    25
   Modified Endowment Contracts ........................    25
   Limitations on Unreasonable Mortality
     and Expense Charges ...............................    26
   Qualified Plans .....................................    26
   Diversification Standards ...........................    26
   Change of Ownership or Insured or Assignment ........    26
   Other Taxes .........................................    26
VOTING RIGHTS ..........................................    27
THE DIRECTORS AND EXECUTIVE OFFICERS
   OF PHL VARIABLE INSURANCE COMPANY....................    27
SAFEKEEPING OF THE ACCOUNT'S ASSETS ....................    27
SALES OF POLICIES ......................................    27
STATE REGULATION .......................................    28
REPORTS ................................................    28
LEGAL PROCEEDINGS ......................................    28
LEGAL MATTERS ..........................................    28
REGISTRATION STATEMENT .................................    28
FINANCIAL STATEMENTS ...................................    28
PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
   FINANCIAL STATEMENTS, DECEMBER 31, 2001..............  SA-1
PHL VARIABLE INSURANCE COMPANY
   FINANCIAL STATEMENTS, DECEMBER 31, 2001..............   F-1
APPENDIX A--PERFORMANCE HISTORY .........................  A-1
APPENDIX B--GLOSSARY OF SPECIAL TERMS....................  B-1


WE ARE OFFERING THIS PRODUCT ONLY WHERE WE MAY LAWFULLY DO SO. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN ONE WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                           PART I--GENERAL INFORMATION
- --------------------------------------------------------------------------------

SUMMARY
- --------------------------------------------------------------------------------
This summary does not contain all of the detailed information that may be important to you. Please read the entire prospectus carefully before you decide to purchase a policy.

INTRODUCTION
Phoenix Edge(R)-VUL is a flexible premium variable universal life insurance policy. It has a death benefit, cash surrender value and loan privilege, similar to a traditional fixed benefit whole life policy. The policy differs, however, in that you may allocate your net premium to one or more of several variable investment options (subaccounts) and/or to the Guaranteed Interest Account. Each subaccount of the Account invests exclusively in a portfolio of a fund.

The policy is subject to laws and regulations in every state where it is sold. Therefore, the terms of the policy may vary from state to state.

We refer to PHL Variable Insurance Company as PHL Variable, the Company, we, us, and our and to the policy owner as you and your throughout this prospectus.

This prospectus provides an accurate description of the Phoenix Edge(R)-VUL policy to the best of our knowledge. Should there be any discrepancy between descriptions in this prospectus and the terms of the policy, the policy will be taken as correct.

The following are defined in Appendix B - Glossary of Special Terms:

1933 ACT                        POLICY DATE
1940 ACT                        POLICY MONTH
ACCOUNT                         POLICY VALUE
ATTAINED AGE                    POLICY YEAR
BASE FACE AMOUNT                POLICY OWNER
BENEFICIARY                     PRO RATA
CASH SURRENDER VALUE            SERIES
CODE                            SUBACCOUNTS
COMPANY                         TAP
DEBT                            TOTAL POLICY FACE AMOUNT
GENERAL ACCOUNT                 UNIT
ISSUE PREMIUM                   VALUATION DATE
MONTHLY CALCULATION DAY         VALUATION PERIOD
PAYMENT DATE                    VPMO
PHOENIX                         VULA
POLICY ANNIVERSARY              WRITTEN REQUEST

YOUR RIGHT TO CANCEL (FREE LOOK PERIOD)
You have the right to review the policy and cancel it if you are not satisfied. Simply return the policy to us within 10 days after you receive it, or within 45 days of signing the application. Your state may require a longer free look period.

INSURANCE PROTECTION FEATURES

DEATH BENEFITS
You have a choice of death benefits:

DEATH BENEFIT OPTION 1 - A fixed benefit equal to the policy's face amount

DEATH BENEFIT OPTION 2 - A variable benefit equal to the face amount plus the policy value

You will be permitted to change your selection at any time. The death benefit is payable upon the insured person's death.

ADDITIONAL BENEFITS
The following additional benefits are available by rider:

[diamond]  Individual Term
[diamond]  Death Benefit Protection
[diamond]  LifePlan Options
[diamond]  Disability Benefit
[diamond]  Universal Life Conversion
[diamond]  Child Term
[diamond]  Family Term
[diamond]  Cash Value Accumulation Test Amendment
[diamond]  Purchase Protector Plan
[diamond]  Living Benefits

Availability of these riders depends upon state approval and may involve an extra cost.

RISK OF LAPSE
The policy remains in force while you maintain sufficient value to pay the monthly policy charges. When the value is no longer enough to pay these charges, the policy lapses, or ends. We will alert you to an impending lapse situation and will give you the opportunity to pay the amount required to keep the policy in force. See "Lapse."

INVESTMENT FEATURES

FLEXIBLE PREMIUMS
The required premiums are the issue premium and any payments needed to prevent lapse.

ALLOCATION OF PREMIUMS AND POLICY VALUE
We will allocate your net premiums to one or more of the subaccounts and/or the Guaranteed Interest Account according to your instructions.

You may make transfers between subaccounts and into the Guaranteed Interest Account at any time. Transfers from the Guaranteed Interest Account are restricted. Investments in the Guaranteed Interest Account will be credited with interest at an annual rate of not less than 3%.

The policy value invested in the subaccounts varies with the investment performance of the underlying funds and is not guaranteed.

LOANS AND SURRENDERS
[diamond]  Generally, you may take loans against 90% of the policy's cash surrender value.

[diamond]  You may partially surrender the policy. A partial withdrawal fee and a surrender charge may apply.

[diamond]  You may fully surrender this policy anytime for its cash surrender value. A surrender charge may apply.

POLICY OPTIONS
You choose one of three policy options when you apply for a policy. Your choice will determine the fees and charges deducted from your policy and may not be changed:

[diamond]  POLICY OPTION A
           Has the highest initial surrender charge, but lower mortality and expense risk charges than the other options beginning in policy year 11.

[diamond]  POLICY OPTION B
           Reduces initial surrender charges, but has higher mortality and expense risk charges, beginning in policy year 11, than Policy Option A.

[diamond]  POLICY OPTION C
           Further reduces initial surrender charges over Policy Option B, but also has higher mortality and expense risk charges, beginning in policy year 11, than Policy Options A and B.

You can use Chart 1 on page 8 to compare the effect your choice has on fees and charges.

INCOME TAX EFFECTS
Generally, death benefits are not subject to income tax. Earnings on the premiums invested in the Account or the Guaranteed Interest Account are generally not subject to income tax unless you take a distribution from the policy. Loans, partial surrenders or policy termination may result in recognition of income for tax purposes. Please see Part III of this prospectus for more information.

CHARGES AND DEDUCTIONS
- --------------------------------------------------------------------------------
GENERAL
Charges affect your policy value and the amount you may receive from your policy.

We make deductions to compensate us for our various expenses in selling, maintaining, underwriting and issuing the policy and guaranteeing the insurance benefits.

A summary of fees and charges follows in Chart 1 on page 8.

CHARGE DEDUCTED FROM PREMIUMS

PREMIUM EXPENSE CHARGE
We deduct 3.75% from all premiums you pay. These charges help reimburse the Company for expenses we incur in selling the policy (e.g., commissions, advertising and printing).

MONTHLY CHARGES
We make deductions once each month from your policy value as described below. You initially choose an allocation schedule for how these deductions are to be taken from your investment options in your application. You may change it later by writing to us at VPMO. Should any of the investment options on your schedule become depleted, we will proportionally increase the amount we withdraw from the remaining investment options.

[diamond]  ISSUE EXPENSE CHARGE. This charge helps us pay the underwriting and start-up expenses we incur when we issue a policy. We charge $1.50 per $1,000 of initial face amount to a maximum of $600.

           You will incur a new issue expense charge if you increase your policy's face amount. We will assess the new charge only on the amount of the increase.

           We deduct this charge in twelve equal installments for the year following policy issue or a face amount increase.

[diamond]  COST OF INSURANCE. We determine this charge by multiplying the appropriate cost of insurance rate by the amount at risk. The amount at risk is the difference between your policy's death benefit and your policy value. We generally base our rates on the insured person's gender, attained age, and risk class. We also consider the duration, or how long the policy has been in force. We are not permitted to consider gender as a factor in some states and under certain qualified plans. We base the actual monthly cost of insurance charge on what we expect our future mortality experiences will be. Charges will not exceed the guaranteed cost of insurance rates set forth in your policy. The guaranteed maximum rates are equal to 100% of the 1980 Commissioners' Standard Ordinary Mortality Table, adjusted for risk classifications. We will apply any change in our cost of insurance rates uniformly to all persons of the same gender, insurance age and risk class whose policies have been in force for the same length of time. We currently insure each life as either a standard risk class or a risk class involving a higher mortality risk. We determine your risk class based on your health and the medical information you provide. A life in the standard risk classes will have a lower cost of insurance for an otherwise identical policy, than a life in a higher mortality risk class. A nonsmoker will generally incur a lower cost of insurance than a similarly situated smoker.

[diamond]  COST OF ANY RIDERS TO YOUR POLICY. Some of the available rider benefits you may choose incur an additional monthly charge.

[diamond]  MORTALITY AND EXPENSE RISK CHARGE. We assume a mortality risk that, as a whole, the lives we insure may be shorter than we expected. We would then pay greater total death benefits than we had expected.

           We assume an expense risk that expenses we incur in issuing and maintaining the policies may exceed the administrative charges expected for the policies.

           We also assume other risks associated with issuing the policies, such as incurring greater than expected costs due to policy loans.

           If our expenses do not exceed the charges, or if our mortality projections prove to be accurate, we may profit from this charge. We may use profits from this charge for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

           We will deduct this charge only from your investments in the Separate Account. We do not make any deduction for this charge from policy value allocated to the Guaranteed Interest Account.

           For the first 10 policy years we charge the maximum mortality and expense charge of .075% of your policy value in the subaccounts each month for all policy options.

           Your policy will pay reduced mortality and expense risk charges beginning in policy year 11. Your policy may qualify for a further reduction in these charges if the non-loaned portion of your policy value is at least 20% of your policy's total face amount. There is a further reduction in charges if your non-loaned policy value is at least 40% of your policy's total face amount. The mortality and expense risk charges that will apply to your policy are illustrated in the following table:

- ----------------------------------------------------------------------------------------
                     MONTHLY MORTALITY AND EXPENSE DEDUCTION
                  ASSESSED AS A PERCENTAGE OF SUBACCOUNT VALUES
- ----------------------------------------------------------------------------------------
                        POLICY OPTION A       POLICY OPTION B      POLICY OPTION C
- ----------------------- --------------------- -------------------- ---------------------
Policy Years 1-10              .075%                 .075%                .075%
- ----------------------- --------------------- -------------------- ---------------------
Policy Year 11+:
- -----------------------
  non-loaned policy
  value less than 20%          .050%                 .055%                .0575%
  of total face amount
- ----------------------- --------------------- -------------------- ---------------------
  non-loaned policy
  value at least 20%           .0375%                .045%                .055%
  but less than 40%
  of total face amount
- ----------------------- --------------------- -------------------- ---------------------
  non-loaned policy
  value greater than           .025%                 .040%                .050%
  40% of face total
  amount
- ----------------------- --------------------- -------------------- ---------------------

CONDITIONAL CHARGES
We impose some charges only if certain events occur:

[diamond]  SURRENDER CHARGE. The surrender charge will apply only if you surrender the policy for its cash surrender value or allow the policy to lapse. Your choice of Policy Option will determine your surrender charge schedule. The maximum surrender charges that your policy might pay in a given policy year are illustrated in the following Surrender Charge Table. The amount you would actually pay will depend on the policy month and may be less than shown. We will provide a complete month-by-month surrender charge table in your policy's schedule pages.

    --------------------------------------------------------
                MAXIMUM SURRENDER CHARGE TABLE
    --------------- ----------------------------------------
     DURING POLICY     SURRENDER CHARGE AS A PERCENTAGE OF
         YEAR                        TAP*

                      POLICY       POLICY         POLICY
                     OPTION A     OPTION B       OPTION C

          1            200%         100%           50%
          2            200%         100%           50%
          3            200%         100%           50%
          4            200%         100%           48%
          5            200%         100%           25%
          6            200%          98%            0%
          7            200%          74%            0%
          8            196%          50%            0%
          9            166%          26%            0%
          10           142%          11%            0%
          11           118%          0%             0%
          12           94%           0%             0%
          13           70%           0%             0%
          14           46%           0%             0%
          15           22%           0%             0%
        16 on           0%           0%             0%

*We will establish the Target Annual Premium, or TAP, when we issue the policy. The TAP will be the same for all Policy Options, and will be based on the insured person's age, and risk classification.

[diamond]  A PRO RATA PORTION OF THE SURRENDER CHARGE will be deducted from policy value in direct proportion to any partial surrender or decrease in face amount. Face amount reductions could result if you request a decrease in face amount, request a death benefit option change or make a partial withdrawal.

[diamond]  PARTIAL WITHDRAWAL FEE. When you withdraw a portion of your policy value, we will deduct a $25 fee from your policy value. A portion of the surrender charge may also apply.


CHARGE REDUCTIONS
We may reduce or eliminate charges we normally assess where we expect that the size or nature of a policy will lower our costs associated with the policy.

We determine eligibility for reductions based on a number of factors including:

[diamond] the number of lives insured by a particular group, [diamond] total premiums expected,
[diamond] the policy owner's total assets under management, [diamond] the nature of the relationship among the insured individuals in a group,
[diamond] the purpose for which the policies are being purchased, [diamond] special relationships with us (e.g., our employees)
[diamond]  transfers from one of PHL Variable's, or an affiliate's, policy or contract
[diamond]  any circumstances which in our opinion are rationally related to the expected reduction in expenses.

We will determine variations in the charge structure in a uniform manner, reflecting differences in costs of services. We will not unfairly discriminate against any person.

INVESTMENT MANAGEMENT CHARGES
The funds deduct charges for management services and for investment advisory fees. These fees are payable monthly and are based on an annual percentage of the average aggregate daily net asset value of each series. These fees affect the value of investments in the subaccounts.

Chart 2 shows these fund charges and other expenses. They are described more fully in the funds' prospectuses.

OTHER TAXES
We reserve the right to charge for federal income taxes or any other taxes that may be attributable to the Account. We do not impose any such charge at this time.

CHART 1 - POLICY FEES AND CHARGES

- ------------------------------------------------------------------------------------------------------------------------------------
                                                       DEDUCTIONS FROM PREMIUMS
- ------------------------------------------------------------------------------------------------------------------------------------
                                 POLICY OPTION A           POLICY OPTION B           POLICY OPTION C          GUARANTEED MAXIMUM
- ---------------------------- ----------------------------------------------------------------------------- -------------------------
Premium Expense Charge                                    3.75% of premiums                                  The maximum for each
                                                                                                               option is shown
- ------------------------------------------------------------------------------------------------------------------------------------
                                                      MONTHLY POLICY DEDUCTIONS
- ------------------------------------------------------------------------------------------------------------------------------------
                                 POLICY OPTION A           POLICY OPTION B           POLICY OPTION C          GUARANTEED MAXIMUM
- ---------------------------- ----------------------------------------------------------------------------- -------------------------
Issue Expense Charge              $1.50 per $1,000 of face amount deducted over 12 months at policy          $50 per month
                                         issue and on any increase in face amount                            for 12 months
                                                                                                             for each event.
- ---------------------------- ----------------------------------------------------------------------------- -------------------------
Cost of Insurance            Charge varies according with insured person's issue age, gender,                 See your policy's
Charge                       underwriting class and policy duration and is based on the amount at risk        schedule pages.
                             (death benefit - policy value).
- ---------------------------- -------------------------------------------------------------------------------------------------------
Additional Riders       Charges vary by rider and may depend on insurance classification. Charges will be fully described.
- ------------------------------------------------------------------------------------------------------------------------------------

                              MORTALITY AND EXPENSE RISK DEDUCTION FROM SEPARATE ACCOUNT INVESTMENTS
- ------------------------------------------------------------------------------------------------------------------------------------
                            POLICY OPTION A       POLICY OPTION B      POLICY OPTION C     GUARANTEED MAXIMUM
- ----------------------- --------------------- -------------------- --------------------- -------------------------------------------
Policy Years 1-10              .075%                 .075%                .075%
- ----------------------- --------------------- -------------------- ---------------------
Policy Year 11+:
- -----------------------
  non-loaned policy
  value less than 20%          .050%                 .055%               .0575%                .075%
  of total face amount
- ----------------------- --------------------- -------------------- --------------------- -------------------------------------------
  non-loaned policy
  value at least 20%
  but less than 40%           .0375%                 .045%                .055%                .075%
  of total face amount
- ----------------------- --------------------- -------------------- --------------------- -------------------------------------------
  non-loaned policy
  value greater than
  40% of face total            .025%                 .040%                .050%                .075%
  amount
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            OTHER CHARGES
- ---------------------------- ------------------------- ------------------------- ------------------------- -------------------------
                                 POLICY OPTION A           POLICY OPTION B           POLICY OPTION C          GUARANTEED MAXIMUM
- ---------------------------- ------------ ------------ ------------ ------------ ------------ ------------ -------------------------
Surrender Charge                Policy                   Policy                     Policy
                                 Year        Charge       Year         Charge        Year       Charge
                                 ----        ------       ----         -----         ----       ------
Maximum during each policy       1-7         200%          1-5         100%           1           50%
year. Charge is a                 8          196%           6           98%           2           50%
percentage of TAP.                9          166%           7           74%           3           50%         The maximum for each
                                 10          142%           8           50%           4           48%             policy year
The charge you pay may be        11          118%           9           26%           5           25%            is shown under
less depending on policy         12           94%          10           11%       6 or more        0%             each option.
month.                           13           70%      11 or more        0%
                                 14           46%
If you increase your             15           22%
policy's face amount, a      16 or more       0%
new schedule will apply
to the increase.
- ---------------------------- -------------------------------------------------------------------------------------------------------
Partial Withdrawal Fee       $25 plus a pro rata portion of any surrender charge that would apply to full surrender
- ---------------------------- ------------------------- ------------------------- ------------------------- -------------------------
Subaccount Transfers                   none                      none                      none                    $10 each
- ---------------------------- -------------------------------------------------------------------------------------------------------
Fund level charges                                 See fund charge table (Chart 2) and the fund prospectuses
- ---------------------------- ----------------------------------------------------------------------------- -------------------------
Interest on                             Policy Years 1-10             4%   In New Jersey Only   6%             The maximums for each
policy loans                            Policy Years 11-15            3%   In New Jersey Only   5%             policy year are shown
                                        Policy Years 16 and after     2%   In New Jersey Only   4%
- ---------------------------- ----------------------------------------------------------------------------- -------------------------

CHART 2

FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS FOR THE YEAR ENDED 12/31/00)

- ------------------------------------------------------------------------------------------------------------------------------------
                                                                         OTHER                                       TOTAL ANNUAL
                                                                       OPERATING     TOTAL ANNUAL       OTHER         OPERATING
                                                 INVESTMENT  RULE      EXPENSES      FUND EXPENSES     EXPENSES     FUND EXPENSES
                                                 MANAGEMENT  12B-1      BEFORE          BEFORE          AFTER           AFTER
             SERIES                                 FEE      FEES    REIMBURSEMENT   REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT(7)
- ------------------------------------------------------------------------------------------------------------------------------------
THE PHOENIX EDGE SERIES FUND
- ------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International(6)                      0.75%      N/A         *%              *%              *%             *%
Phoenix-Aberdeen New Asia(5, 10)                       1.00%      N/A         *%              *%              *%             *%
Phoenix-AIM Mid-Cap Equity (4, 8)                      0.85%      N/A         *%              *%              *%             *%
Phoenix-Alliance/Bernstein Growth + Value(4, 8)        0.85%      N/A         *%              *%              *%             *%
Phoenix-Deutsche Dow 30 (2, 10)                        0.35%      N/A         *%              *%              *%             *%
Phoenix-Deutsche Nasdaq-100 Index(R)(2, 8, 10)         0.35%      N/A         *%              *%              *%             *%
Phoenix-Duff & Phelps Real Estate Securities(5, 10)    0.75%      N/A         *%              *%              *%             *%
Phoenix-Engemann Capital Growth(2, 10)                 0.62%      N/A         *%              *%              *%             *%
Phoenix-Engemann Small & Mid-Cap Growth(4, 8, 10)      0.90%      N/A         *%              *%              *%             *%
Phoenix-Goodwin Money Market(2, 10)                    0.40%      N/A         *%              *%              *%             *%
Phoenix-Goodwin Multi-Sector Fixed Income(2, 10)       0.50%      N/A         *%              *%              *%             *%
Phoenix-Hollister Value Equity(2, 10)                  0.70%      N/A         *%              *%              *%             *%
Phoenix-J.P. Morgan Research Enhanced Index(1, 10)     0.45%      N/A         *%              *%              *%             *%
Phoenix-Janus Flexible Income(3, 10)                   0.80%      N/A         *%              *%              *%             *%
Phoenix-Janus Growth(2, 10)                            0.85%      N/A         *%              *%              *%             *%
Phoenix-MFS Investors Growth Stock(4, 8)               0.75%      N/A         *%              *%              *%             *%
Phoenix-MFS Investors Trust(4, 8)                      0.75%      N/A         *%              *%              *%             *%
Phoenix-MFS Value(4, 8)                                0.75%      N/A         *%              *%              *%             *%
Phoenix-Morgan Stanley Focus Equity(2, 9, 10)          0.85%      N/A         *%              *%              *%             *%
Phoenix-Oakhurst Balanced(2, 10)                       0.55%      N/A         *%              *%              *%             *%
Phoenix-Oakhurst Growth & Income(2, 10)                0.70%      N/A         *%              *%              *%             *%
Phoenix-Sanford Bernstein Global Value(2, 8, 10)       0.90%      N/A         *%              *%              *%             *%
Phoenix-Sanford Bernstein Mid-Cap Value(2, 10)         1.05%      N/A         *%              *%              *%             *%
Phoenix-Sanford Bernstein Small-Cap Value(2, 8, 10)    1.05%      N/A         *%              *%              *%             *%
Phoenix-Seneca Mid-Cap Growth(5, 10)                   0.80%      N/A         *%              *%              *%             *%
Phoenix-Seneca Strategic Theme(5, 10)                  0.75%      N/A         *%              *%              *%             *%
                                                      *TO BE FILED BY AMENDMENT
- ------------------------------------------------------------------------------------------------------------------------------------

(1) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses exceed .10% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(2) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses exceed .15% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(3) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses (after giving effect to custodial fee credits) exceed .15% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(4) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses exceed .20% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(5) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses exceed .25% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(6) This series' investment advisor has voluntarily agreed to reimburse through December 31, 2001, the series' expenses other than the management fees to the extent such expenses exceed .40% of the series' average net assets (the "expense cap"). The expense cap may be terminated or increased at any time after December 31, 2001.
(7) Reflects the effect of any management fee waivers and reimbursement of expenses by the investment advisor.
(8) Other expenses are based on estimated amounts for the current fiscal year.
(9) Expense information for this series has been restated to reflect current fees.
(10) It is expected that beginning January 1, 2002, the expense caps for these series will be increased by .05% of average net assets.

FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS FOR THE YEAR ENDED 12/31/01)

- ------------------------------------------------------------------------------------------------------------------------------------
                                                                       OTHER       TOTAL ANNUAL
                                                                     OPERATING        FUND                           TOTAL ANNUAL
                                              INVESTMENT  RULE       EXPENSES       EXPENSES      OTHER OPERATING   FUND EXPENSES
                                              MANAGEMENT  12B-1       BEFORE          BEFORE      EXPENSES AFTER        AFTER
          SERIES                                 FEE      FEES(6)  REIMBURSEMENT   REIMBURSEMENT  REIMBURSEMENT     REIMBURSEMENT(5)
- ------------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS - SERIES I SHARES
- ------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund               0.61%    N/A          *%             *%               *%             *%
AIM V.I. Value Fund                              0.61%    N/A          *%             *%               *%             *%

THE ALGER AMERICAN FUND
- ------------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio        0.85%    N/A          *%            0.85%             *%            0.85%

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
- ------------------------------------------------------------------------------------------------------------------------------------
Deutsche VIT EAFE(R) Equity Index Fund           0.45%    N/A          *%            0.20%             *%             *%
Deutsche VIT Equity 500 Index Fund               0.20%    N/A          *%            0.45%             *%             *%

FEDERATED INSURANCE SERIES
- ------------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II 0.60%    N/A          *%             *%               *%             *%
Federated High Income Bond Fund II               0.60%    N/A          *%             *%               *%             *%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS - SERVICE CLASS
- ------------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio                      0.57%    0.10%        *%             *%               *%             *%
VIP Growth Opportunities Portfolio               0.58%    0.10%        *%             *%               *%             *%
VIP Growth Portfolio                             0.57%    0.10%        *%             *%               *%             *%

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2
- ------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                    0.60%    0.25%        *%             *%               *%             *%
Templeton Growth Securities Fund                 0.81%    0.25%        *%             *%               *%             *%
Templeton Foreign Securities Fund                0.67%    0.25%        *%             *%               *%             *%

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
- ------------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                             0.80%(8) N/A          *%             *%               *%             *%(8)

WANGER ADVISORS TRUST
- ------------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty(2)                          1.00%    N/A          *%             *%               *%             *%
Wanger International Small Cap(3)                1.23%    N/A          *%             *%               *%             *%
Wanger Twenty(1)                                 0.95%    N/A          *%             *%               *%             *%
Wanger U.S. Small Cap(4)                         0.94%    N/A          *%             *%               *%             *%
                                                     *TO BE FILED BY AMENDMENT
- ------------------------------------------------------------------------------------------------------------------------------------

(1) This series pays a portion or all of its expenses other than the management fee up to .40%.
(2) This series pays a portion or all of its expenses other than the management fee up to .45%.
(3) This series pays a portion or all of its expenses other than the management fee up to .60%.
(4) This series pays a portion or all of its expenses other than the management fee up to 1.00%.
(5) Reflects the effect of any management fee waivers and reimbursement of expenses by the investment advisor.
(6) The Fund's Rule 12b-1 Plan, if applicable, is described in the Fund's prospectus.
(7) Actual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the fund prospectus for details. Expenses are as of December 31, 2001.
(8) The advisor has agreed to reduce the investment management fee if the total operating expenses should exceed 1.15%. For the period ended June 30, 2001, the investment management fee was reduced to .62%.
(9) Included in "Other Expenses" is 0.01% of interest expense.

PHL VARIABLE INSURANCE COMPANY
- --------------------------------------------------------------------------------
PHL Variable Insurance Company is a Connecticut stock life insurance company. We sell life insurance policies and annuity contracts through our affiliated distribution companies and through brokers. Our executive office is at One American Row in Hartford, Connecticut. Our main administrative office is at 100 Bright Meadow Boulevard in Enfield, Connecticut.

We are an indirect, wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix"). On June 25, 2001, Phoenix Home Life Mutual Insurance Company (a New York mutual life insurance company, originally chartered in Connecticut in 1851 and redomiciled to New York in 1992) converted to a stock life insurance company by "demutualizing" pursuant to a plan of reorganization approved by the New York Superintendent of Insurance and changed its name to Phoenix Life Insurance Company. As part of the demutualization, Phoenix became a wholly owned subsidiary of The Phoenix Companies, Inc., a newly-formed, publicly-traded Delaware corporation.

THE ACCOUNT
- --------------------------------------------------------------------------------
PHL Variable established the Account as a separate account under Connecticut insurance law on September 10, 1998. The Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") under which it meets the definition of a "separate account." Registration under the 1940 Act does not involve supervision of the management, investment practices or policies of the Account or PHL Variable.

Connecticut law requires all income, gains or losses of the Account be credited to or charged against amounts placed in the Account without regard to the other income, gains and losses of PHL Variable. The assets of the Account may not be charged with liabilities arising out of any other business we may conduct. Obligations under the Policies are obligations of PHL Variable.

The Account is divided into subaccounts, each of which is available for allocation of policy value. We will determine whether marketing needs and investment conditions warrant the establishment of additional subaccounts, and the extent to which they would be made available to existing policy owners. Each subaccount will invest solely in a single investment portfolio of a fund. Each portfolio has its own specified investment objective.

PHL Variable does not guarantee the investment performance of the Account or any of its subaccounts. The policy value allocated to the Account depends on the investment performance of the underlying funds. The policy owner bears the full investment risk for all monies invested in the Account.

PERFORMANCE HISTORY
- --------------------------------------------------------------------------------
We may choose to include performance history of the subaccounts or the underlying portfolios in advertisements, sales literature or reports.
Performance information about each subaccount is based on past performance and is not an indication of future performance. See "Appendix A--Performance
History" for more information.

INVESTMENT OPTIONS
- --------------------------------------------------------------------------------

PARTICIPATING INVESTMENT FUNDS

THE PHOENIX EDGE SERIES FUND
The following subaccounts invest in corresponding series of The Phoenix Edge Series Fund:

PHOENIX-ABERDEEN INTERNATIONAL SERIES: The investment objective of the series is to seek a high total return consistent with reasonable risk.

PHOENIX-ABERDEEN NEW ASIA SERIES: The series seeks long-term capital appreciation.

PHOENIX-AIM MID-CAP EQUITY SERIES: The investment objective of the series is to seek long-term growth of capital.

PHOENIX-ALLIANCE/BERNSTEIN GROWTH + VALUE SERIES: The investment objective of the series is long-term capital growth.

PHOENIX-DEUTSCHE DOW 30 SERIES: The series seeks to track the total return of the Dow Jones Industrial Average(SM) before fund expenses.

PHOENIX-DEUTSCHE NASDAQ-100 INDEX(R) SERIES: This non-diversified series seeks to track the total return of the Nasdaq-100 Index(R) ("Index") before fund expenses.

PHOENIX-DUFF & PHELPS REAL ESTATE SECURITIES SERIES: The investment objective of the series is to seek capital appreciation and income with approximately equal emphasis.

PHOENIX-ENGEMANN CAPITAL GROWTH SERIES: The investment objective of the series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration.

PHOENIX-ENGEMANN SMALL & MID-CAP GROWTH SERIES: The series seeks to achieve its objective of long-term growth of capital by normally investing at least 65% of assets in equities of "small-cap" and "mid-cap" companies (market capitalization under $1.5 billion).

PHOENIX-GOODWIN MONEY MARKET SERIES: The investment objective of the series is to provide maximum current income consistent with capital preservation and liquidity.

PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME SERIES: The series seeks long-term total return.

PHOENIX-HOLLISTER VALUE EQUITY SERIES: Has a primary investment objective of long-term capital appreciation and a secondary investment objective of current income.

PHOENIX-J.P. MORGAN RESEARCH ENHANCED INDEX SERIES: The investment objective of the series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500.

PHOENIX-JANUS FLEXIBLE INCOME SERIES: The investment objective of the series is to seek to obtain maximum total return, consistent with preservation of capital.

PHOENIX-JANUS GROWTH SERIES: The investment objective of the series is to seek long-term growth of capital, in a manner consistent with the preservation of capital.

PHOENIX-MFS INVESTORS GROWTH STOCK SERIES: The series seeks long-term growth of capital and future income rather than current income.

PHOENIX-MFS INVESTORS TRUST SERIES: The series seeks long-term growth of capital and secondarily to provide reasonable current income.

PHOENIX-MFS VALUE SERIES: The series seeks capital appreciation and reasonable income.

PHOENIX-MORGAN STANLEY FOCUS EQUITY SERIES: The investment objective of the series is to seek capital appreciation by investing primarily in equity securities.

PHOENIX-OAKHURST BALANCED SERIES: The investment objective of the series is to seek reasonable income, long-term capital growth and conservation of capital.

PHOENIX-OAKHURST GROWTH AND INCOME SERIES: The investment objective of the series is to seek dividend growth, current income and capital appreciation by investing in common stocks.

PHOENIX-SANFORD BERNSTEIN GLOBAL VALUE SERIES: Seeks long-term capital appreciation through investing in foreign and domestic equity securities.

PHOENIX-SANFORD BERNSTEIN MID-CAP VALUE SERIES: The primary investment objective of the series is to seek long-term capital appreciation, with current income as the secondary investment objective.

PHOENIX-SANFORD BERNSTEIN SMALL-CAP VALUE SERIES: Seeks long-term capital appreciation by investing primarily in small-capitalization stocks the advisor believes are undervalued.

PHOENIX-SENECA MID-CAP GROWTH SERIES: The investment objective of the series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation.

PHOENIX-SENECA STRATEGIC THEME SERIES: The investment objective of the series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad.

AIM VARIABLE INSURANCE FUNDS
The following subaccounts invest in a corresponding fund of the AIM Variable Insurance Funds:

AIM V.I. CAPITAL APPRECIATION FUND: The investment objective of the fund is growth of capital by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

AIM V.I. VALUE FUND: The investment objective is to achieve long-term growth of capital with income as a secondary objective by investing primarily in equity securities judged by the investment advisor to be undervalued relative to the advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the issuing companies or relative to the equity market generally.

THE ALGER AMERICAN FUND
The following subaccount invests in the corresponding portfolio of The Alger American Fund:

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO: The investment objective of the portfolio is long-term capital appreciation.

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
The following subaccount INVESTS in a corresponding fund of Deutsche Asset Management VIT Funds:

DEUTSCHE VIT EAFE(R) EQUITY INDEX FUND: The fund seeks to match the performance of the Morgan Stanley Capital International EAFE(R) Index ("EAFE(R) Index"), which emphasizes major market stock performance of companies in Europe, Australia and the Far East.

DEUTSCHE VIT EQUITY 500 INDEX FUND: The fund seeks to replicate as closely as possible, the performance of the Standard & Poor's 500 Composite Stock Price Index.

FEDERATED INSURANCE SERIES
The following subaccounts invest in a corresponding fund of the Federated Insurance Series:

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II: The investment objective of the fund is to seek current income by investing primarily in U.S. government securities, including mortgage-backed securities issued by U.S. government agencies.

FEDERATED HIGH INCOME BOND FUND II: The investment objective of the fund is to seek high current income by investing primarily in a diversified portfolio of high-yield, lower-rated corporate bonds.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
The following subaccounts invest in corresponding portfolios of the Fidelity(R) Variable Insurance Products:

VIP CONTRAFUND(R) PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation.

VIP GROWTH OPPORTUNITIES PORTFOLIO: The investment objective of the portfolio is to seek to provide capital growth.

VIP GROWTH PORTFOLIO: The investment objective of the portfolio is to seek to achieve long-term capital appreciation.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
The following subaccounts invest in Class 2 shares of the corresponding funds of the Franklin Templeton Variable Insurance Products Trust:

MUTUAL SHARES SECURITIES FUND: The primary investment objective of the fund is capital appreciation with income as a secondary objective.

TEMPLETON FOREIGN SECURITIES FUND: The investment objective of the fund is long-term capital growth.

TEMPLETON GROWTH SECURITIES FUND: The investment objective of the fund is long-term capital growth.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
The following subaccount invests in a corresponding portfolio of The Universal Institutional Funds, Inc:

TECHNOLOGY PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation by investing primarily in equity securities of companies that the investment advisor expects to benefit from their involvement in technology and technology-related industries.

WANGER ADVISORS TRUST
The following subaccounts invest in corresponding series of the Wanger Advisors
Trust:

WANGER FOREIGN FORTY: The investment objective of the series is to seek long-term capital growth.

WANGER INTERNATIONAL SMALL CAP: The investment objective of the series is to seek long-term capital growth.

WANGER TWENTY: The investment objective of the series is to seek long-term capital growth.

WANGER U.S. SMALL CAP: The investment objective of the series is to seek long-term capital growth.

Each series will be subject to market fluctuations and the risks that come with the ownership of any security, and there can be no assurance that any series will achieve its stated investment objective.

Each fund's prospectus contains important additional information, which you should read carefully before investing. Contact VULA at the address and telephone number on page 1 to obtain copies of the funds' prospectuses.

In addition to being sold to the Account, shares of the funds also may be sold to other separate accounts of Phoenix or its affiliates or to the separate accounts of other insurance companies.

It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the fund(s) simultaneously. Although neither we nor the fund(s) trustees currently foresee any such disadvantages either to variable life insurance policy owners or to variable annuity contract owners, the funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance policy owners and variable annuity contract owners and to determine what action, if any, should be taken in response to such conflicts. Material conflicts could, for example, result from (1) changes in state insurance laws, (2) changes in federal income tax laws, (3) changes in the investment management of any portfolio of the fund(s) or (4) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners. We will, at our own expense, remedy such material conflicts, including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.

INVESTMENT ADVISORS
The following are the investment advisors and subadvisors for the variable investment options:

- ------------------------------------------------------------------
PHOENIX INVESTMENT COUNSEL, INC. ("PIC")
- ------------------------------------------------------------------
    Phoenix-Aberdeen International
    Phoenix-Engemann Capital Growth
    Phoenix-Engemann Small & Mid-Cap Growth
    Phoenix-Goodwin Money Market
    Phoenix-Goodwin Multi-Sector Fixed Income
    Phoenix-Hollister Value Equity
    Phoenix-Oakhurst Balanced
    Phoenix-Oakhurst Growth and Income
    Phoenix-Seneca Mid-Cap Growth
    Phoenix-Seneca Strategic Theme
- ------------------------------------------------------------------

- ------------------------------------------------------------------
PIC SUBADVISORS
- ------------------------------------------------------------------
Phoenix-Aberdeen International Advisors, LLC ("PAIA")
o   Phoenix-Aberdeen International
Roger Engemann & Associates, Inc. ("Engemann")
o   Phoenix-Engemann Capital Growth
o   Phoenix-Engemann Small & Mid-Cap Growth
Seneca Capital Management, LLC  ("Seneca")
o   Phoenix-Seneca Mid-Cap Growth
o   Phoenix-Seneca Strategic Theme
- ------------------------------------------------------------------

- ------------------------------------------------------------------
PHOENIX VARIABLE ADVISORS, INC. ("PVA")
- ------------------------------------------------------------------
    Phoenix-AIM Mid-Cap Equity
    Phoenix-Alliance/Bernstein Growth + Value
    Phoenix-Deutsche Dow 30
    Phoenix-Deutsche Nasdaq-100 Index(R)
    Phoenix-J.P. Morgan Research Enhanced Index
    Phoenix-Janus Flexible Income
    Phoenix-Janus Growth
    Phoenix-MFS Investors Growth Stock
    Phoenix-MFS Investors Trust
    Phoenix-MFS Value
    Phoenix-Morgan Stanley Focus Equity
    Phoenix-Sanford Bernstein Global Value
    Phoenix-Sanford Bernstein Mid-Cap Value
    Phoenix-Sanford Bernstein Small-Cap Value
- ------------------------------------------------------------------

- ------------------------------------------------------------------
PVA SUBADVISORS
- ------------------------------------------------------------------
AIM Capital Management, Inc.
o   Phoenix-AIM Mid-Cap Equity
Alliance Capital Management, L.P. ("Alliance")
o   Phoenix-Alliance/Bernstein Growth + Value
o   Phoenix-Sanford Bernstein Global Value
o   Phoenix-Sanford Bernstein Mid-Cap Value
o   Phoenix-Sanford Bernstein Small-Cap Value
Deutsche Asset Management ("Deutsche")
o   Phoenix-Deutsche Dow 30
o   Phoenix-Deutsche Nasdaq-100 Index(R)
J.P.Morgan Investment Management, Inc. ("J.P. Morgan")
o   Phoenix-J.P. Morgan Research Enhanced Index
Janus Capital Corporation ("Janus")
o   Phoenix-Janus Flexible Income
o   Phoenix-Janus Growth
MFS Investment Management ("MFS")
o   Phoenix-MFS Investors Growth Stock
o   Phoenix-MFS Investors Trust
o   Phoenix-MFS Value
Morgan Stanley Asset Management ("Morgan Stanley")
o   Phoenix-Morgan Stanley Focus Equity
- ------------------------------------------------------------------

- ------------------------------------------------------------------
DUFF & PHELPS INVESTMENT MANAGEMENT CO. ("DPIM")
- ------------------------------------------------------------------
    Phoenix-Duff & Phelps Real Estate Securities
- ------------------------------------------------------------------

- ------------------------------------------------------------------
PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC  ("PAIA")
- ------------------------------------------------------------------
    Phoenix-Aberdeen New Asia
- ------------------------------------------------------------------

Based on subadvisory agreements with the fund, PIC and PVA as investment advisors delegate certain investment decisions and research functions to subadvisors.

PIC, DPIM and Engemann are indirect, wholly-owned subsidiaries, and Seneca is a partially-owned subsidiary of Phoenix Investment Partners, Ltd. ("PXP"). PXP is an indirect, wholly-owned subsidiary of The Phoenix Companies, Inc., and is an affiliate of Phoenix. PAIA is jointly owned and managed by PM Holdings, Inc., a wholly-owned subsidiary of Phoenix, and by Aberdeen Fund Managers, Inc. PVA is a wholly-owned subsidiary of PM Holdings, Inc.

- ------------------------------------------------------------------
OTHER ADVISORS
- ------------------------------------------------------------------
AIM Advisors, Inc.
o   AIM V.I. Capital Appreciation Fund
o   AIM V.I. Value Fund
Fred Alger Management, Inc.
o   Alger American Leveraged AllCap Portfolio
Deutsche Asset Management
o   Deutsche VIT EAFE(R)  Equity Index Fund
o   Deutsche VIT Equity 500 Index Fund
Federated Investment Management Company
o   Federated Fund for U.S. Government Securities II
o   Federated High Income Bond Fund II
Fidelity Management and Research Company
o   VIP Contrafund(R) Portfolio
o   VIP Growth Opportunities Portfolio
o   VIP Growth Portfolio
Franklin Mutual Advisers, LLC
o   Mutual Shares Securities Fund
Morgan Stanley Asset Management
o   Technology Portfolio
Templeton Global Advisors Limited
o   Templeton Growth Securities Fund
Templeton Investment Counsel, Inc.
o   Templeton Foreign Securities Fund
Wanger Asset Management, L.P.
o   Wanger Foreign Forty
o   Wanger International Small Cap
o   Wanger Twenty
o   Wanger U.S. Small Cap
- ------------------------------------------------------------------

SERVICES OF THE ADVISORS
The advisors continually furnish an investment program for each series and manage the investment and reinvestment of the assets of each series subject at all times to the authority and supervision of the Trustees. A detailed discussion of the investment advisors and subadvisors, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the funds.

REINVESTMENT AND REDEMPTION
All dividend distributions of the fund are automatically reinvested in shares of the fund at their net asset value on the date of distribution; all capital gains distributions of the fund, if any, are likewise reinvested at the net asset value on the record date. Phoenix redeems fund shares at their net asset value to the extent necessary to make payments under the policy.

SUBSTITUTION OF INVESTMENTS
We reserve the right to make additions to, deletions from, or substitutions for the investments held by the Account, subject to compliance with the law as currently applicable or as subsequently changed.

If the shares of any of the portfolios of a fund should no longer be available for investment, or if in our judgment, further investment in shares of any of the portfolios becomes inappropriate in view of the objectives of the policy, then we may substitute shares of another fund for shares already purchased, or to be purchased in the future. No substitution of fund shares held by the Account may take place without prior approval of the SEC and prior notice to you. In the event of a substitution, you will be given the option of transferring the policy value from the affected subaccount to another subaccount without penalty.

THE GUARANTEED INTEREST ACCOUNT
In addition to the Account, you may allocate premiums or transfer values to the Guaranteed Interest Account. Amounts you allocate to the Guaranteed Interest Account are deposited in our general account. You do not share in the investment experience of our general account. Rather, we guarantee a minimum rate of return on the allocated amounts. Although we are not obligated to credit interest at a higher rate than the minimum, we will credit any excess interest as determined by us based on expected investment yield information.

We reserve the right to limit total deposits and transfers to the Guaranteed Interest Account to no more than $250,000 during any one-week period per policy.

You may make transfers into the Guaranteed Interest Account at any time. In general, you may make only one transfer per year from the Guaranteed Interest Account. The amount that can be transferred out is limited to the greatest of $1,000 or 25% of the policy value in the Guaranteed Interest Account as of the date of the transfer. You may transfer the total value out of the Guaranteed Interest Account to one or more of the subaccounts over a consecutive 4-year period according to the following schedule:

[diamond]  First Year:     25% of the total value

[diamond]  Second Year:    33% of remaining value

[diamond]  Third Year:     50% of remaining value

[diamond]  Fourth Year:    100% of remaining value

Transfers from the Guaranteed Interest Account may also be subject to other rules as described in this prospectus.

Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the Securities and Exchange Commission has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

                           PART II POLICY INFORMATION
- --------------------------------------------------------------------------------
THE POLICY
- --------------------------------------------------------------------------------

ELIGIBILITY
You may purchase a policy to insure the life of any person up to the age of 85 for whom you provide suitable evidence of insurability. You must have the consent of the insured person and a legally recognized insurable interest.

ISSUE PREMIUM
A number of factors concerning the person you insure and the policy features you desire will affect our required issue premium. The person's age, gender and risk class can affect the issue premium, as can policy features such as face amount and added benefits.

The minimum issue premium is due on the policy date. The insured person must be living when the issue premium is paid. You should deliver the issue premium payment to your registered representative, who will forward it to our underwriting department.

We will generally allocate the issue premium, less applicable charges, according to your instructions when we receive your completed application. We may issue some policies with a Temporary Money Market Allocation Amendment. Under this amendment we allocate the net issue premium and the net of other premiums paid during your Free Look Period to the Phoenix-Goodwin Money Market subaccount. When your Free Look Period expires we allocate the policy value among the subaccounts and/or the Guaranteed Interest Account according to your instructions. We may use the Temporary Money Market Allocation Amendment depending on the state of issue and under certain other circumstances.

TEMPORARY INSURANCE COVERAGE
When you submit the complete, signed application with the issue premium, we will issue you a Temporary Insurance Receipt. This will provide you with immediate insurance protection under the terms set forth in the policy and in the Receipt.

FLEXIBLE PREMIUMS
After you pay the issue premium the subsequent premiums are flexible. Please mail additional payments to VPMO at the address given on page 1.

We reduce premium payments by the premium expense charge before we apply them to your policy. We will apply this net premium among your chosen investment options. We will buy any subaccount units at the subaccount unit values next calculated after we receive the premium. We establish maximum premium limits and may change them from time to time.

You may make additional premium payments at any time. The minimum premium payment during a grace period is the amount needed to prevent policy lapse. At all other times the minimum acceptable payment is $25.

Your policy's total premium limit will be shown on its schedule pages. This limit is applied to the sum of all premiums paid under the policy. If you exceed the total premium limit we will refund the excess, plus interest at an annual rate at of least 4%, no later than 60 days after the end of that policy year. We will adjust the policy value to reflect the refund. We take amounts to pay such a refund from the investment options in the same manner as for monthly deductions, but you may send us different written instructions. We may allow you to exceed the total premium limit if the excess premium is needed to prevent lapse or if we determine federal laws or regulations would permit the excess premium.

You may authorize your bank to draw premiums of $25 or more each month from your personal checking account

FREE LOOK PERIOD
You have the right to review the policy and cancel it if you are not satisfied. You may cancel the policy until the later of:

[diamond] 10 days after you receive the policy; or [diamond] 10 days after we notify you in writing about your right to cancel; or [diamond] 45 days after you complete the application.

We will return to you the current policy value less any unpaid loans and loan interest. We will also return any monthly deductions, partial surrender fees and other deductions we made under the policy. Your state may require us to return all premiums you paid.

If we issued your policy with the Temporary Money Market Amendment we will return the total of all premiums paid reduced by any outstanding loans and loan interest you may have and further reduced by any partial surrenders you have taken.

OUR RIGHTS OF REFUSAL
We retain the right to refuse to process your application within the seven days after we receive it. Should we decline to process your application, we will return the premium you paid. We retain the right to decline to issue your policy even if we have approved your application for processing. Should we decline to issue your policy, we will refund to you the same amount we would refund had the policy been issued and returned during the Free Look Period.

TRANSFER OF POLICY VALUE
TRANSFERS
You may transfer your policy value among the available investment options and make changes to your premium payment allocations by either writing to VPMO or calling VULA between the hours of 8:30 AM. and 4:00 PM. Eastern Time. (The appropriate address and telephone number are on page 1.) We will execute a written request the day receive it at VPMO. We will execute telephone transfers on the day you make the request except as noted.

We do not charge for transfers at this time. However, we reserve the right to charge a fee of $10 for each transfer after the first two transfers in a policy year. Should we begin imposing this charge, we would not count transfers made under a Systematic Transfer Program toward the transfer limit.

TRANSFER RESTRICTIONS
We do not permit transfers of less than $500 unless either

o the entire balance in the subaccount or the Guaranteed Interest Account is being transferred; or

o   the transfer is part of a Systematic Transfer Program.

We reserve the right to prohibit a transfer to any subaccount if the value of your investment in that subaccount immediately after the transfer would be less than $500. We further reserve the right to require that the entire balance of a subaccount or the Guaranteed Interest Account be transferred if the value of your investment in that subaccount would, immediately after the transfer, be less than $500.

You may make only one transfer per policy year from the non-loaned portion of the Guaranteed Interest Account unless the transfers are made as part of a Systematic Transfer Program or unless we agree to make an exception to this rule. The amount you may transfer is limited to the greatest of $1,000 or 25% of the value of the non-loaned portion of the Guaranteed Interest Account. You may transfer policy value into the Guaranteed Interest Account at anytime.

We reserve the right to limit the number of subaccounts you may invest in to a total of 18 at any one time or over the life of the policy. We may limit you to fewer than 18 if federal or state law requires us to do so.

Excessive transfers between subaccounts could adversely affect fund performance. We therefore reserve the right to terminate your transfer privileges at any time. We also reserve the right to reject any specific exchange order that we feel to be part of a market-timing pattern. We may reject requests for more than one exchange out of a subaccount within a 30-day period. We will not accept batched transfer instructions from registered representatives acting under powers of attorney for multiple policy owners, unless the registered representative's broker-dealer firm and PHL Variable have entered into a third-party transfer service agreement.

You may not make any transfers during the Free Look Period if we issue your policy with a Temporary Money Market Allocation Amendment.

TELEPHONE TRANSFERS
We will accept telephone instructions on your behalf from your registered representative. You must send us a written request if you do not want your registered representative to have this ability.

PHL Variable and PEPCO, our national distributor, will employ reasonable procedures to confirm that telephone instructions are genuine. We require verification of account information and will record telephone instructions on tape. You will receive written confirmation of all telephone transfers. PHL Variable and PEPCO may be liable for following unauthorized telephone instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that PHL Variable and PEPCO reasonably believe to be genuine.

We may modify or terminate your telephone transfer and allocation privileges at any time. You may find it difficult to exercise these privileges during times of extreme market volatility. In such a case, you should submit your request in writing.

SYSTEMATIC TRANSFERS
You may elect a systematic transfer program to make automatic regular transfers of policy value. You may have only one program in effect at a time. You may call VULA (see page 1) to begin a new Program. These programs are subject to availability.

DOLLAR COST AVERAGING: Dollar Cost Averaging periodically transfers policy value one of the subaccounts or the Guaranteed Interest Account (a "source account") to one or several of the available subaccounts ("target subaccounts"). You may not make transfers into the Guaranteed Interest Account. You choose to make these transfers monthly, quarterly, semiannually or annually. The minimums you may transfer from the "source account" are:

[diamond]  $25 monthly               [diamond]  $150 semiannually

[diamond]  $75 quarterly             [diamond]  $300 annually

You must have at least $1,000 in the source account to begin a Dollar Cost Averaging Program. Should the value in the source account fall below the transfer amount, we will transfer the remaining balance and end the Program. Transfers must be made in approximately equal amounts over a minimum of 18 months. The Dollar Cost Averaging Program is not available if you invest through a bank draft program.

Dollar Cost Averaging does not ensure a profit nor guarantee against a loss in a declining market. We do not charge for this program.

ASSET REBALANCING PROGRAM: Under this program, we transfer policy value among the subaccounts to match your chosen allocation percentages. You can choose to have us make these transfers monthly, quarterly, semi-annually or annually. We do not permit transfers to or from the Guaranteed Interest Account.

Asset Rebalancing does not ensure a profit nor guarantee against a loss in a declining market. We do not charge for this program.

We make transfers under a Systematic Transfer Program based on the subaccount values on the first day of the appropriate month beginning in the month following our receipt of your transfer request. Should the first day of the month falls on a holiday or weekend, then the transfer will be processed on the next business day.

DETERMINATION OF SUBACCOUNT VALUES
We establish the unit value of each subaccount on the first valuation date of that subaccount. The unit value of a subaccount on any other valuation date is determined by multiplying the unit value of that subaccount on the prior valuation date by the net investment factor for that subaccount for the then current valuation period. The unit value of each subaccount on a day other than a valuation date is the unit value on the next valuation date. We carry unit values to 6 decimal places. The unit value of each subaccount on a valuation date is determined at the end of that day.

The net investment factor for each subaccount is determined by the investment performance of the assets held by the subaccount during the valuation period. Each valuation will follow applicable law and accepted procedures. The net investment factor is determined by the formula:

    (A) + (B) - (D) where:
    ---------
       (C)

(A) = the value of the assets in the subaccount on the current valuation date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current valuation period

(B) = the amount of any dividend (or, if applicable, any capital gain distribution) received by the subaccount if the "ex-dividend" date for shares of the fund occurs during the current valuation period

(C) = the value of the assets in the subaccount as of the just prior valuation date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net value amount of any deposits and withdrawals made during the valuation period ending on that date

(D) = Any charges for taxes on income and capital gains plus charges for changes in tax reserves for the current valuation period.

DEATH BENEFIT

GENERAL
You choose your Death Benefit Option when you apply for your policy, and will be permitted to change it. If you do not elect either option, we will use Death Benefit Option 1.

Death Benefit Option 1 will pay the policy's face amount as of the date of the insured person's death, but not less than the minimum death benefit.

Death Benefit Option 2 will pay the policy's face amount plus the policy value as of the date of the insured person's death, but not less than the minimum death benefit.

We will determine the minimum death benefit by increasing the policy value on the date of death using the applicable percentage given shown by a table in your policy. The applicable percentage will be based on the insured person's attained age at the beginning of the policy year in which the death occurs.

INCREASES IN FACE AMOUNT
You may request that we increase the face amount of your policy after the first policy anniversary. You must make your request in writing and provide evidence of insurability.

We generally require a minimum increase of $25,000. The increase takes effect on the next policy anniversary. We will not permit a face amount increase after the insured person reaches age 85. We charge $1.50 per $1,000 of added face amount up to a maximum of $600. We will deduct 1/12th of this charge each month for the year following a face amount increase.

We will increase the monthly cost of insurance deductions as a result of a face amount increase. Therefore, your cash surrender value must be sufficient to pay the monthly deduction or we will require an additional premium.

A new surrender charge schedule will apply to a fraction of the total policy value. That fraction will be the same as the face amount increase divided by the new face amount.

For a discussion of possible implications of a material change in the policy resulting from the increase, see "Modified Endowment Contracts--Material Change Rules."

PARTIAL SURRENDER AND DECREASES IN FACE AMOUNT: EFFECT
ON DEATH BENEFIT
A partial surrender or a decrease in face amount will decrease the death benefit. Upon a decrease in face amount or partial surrender, a partial surrender charge may be deducted from your policy value based on the amount of the decrease or partial surrender. A decrease in face amount reduces the death benefit on the next monthly calculation day. A partial surrender reduces the death benefit immediately. A decrease in the death benefit may have certain income tax consequences.

REQUESTS FOR DECREASE IN FACE AMOUNT
You may request a decrease in face amount at any time after the first policy year. Unless we agree otherwise, the decrease must be at least $10,000 and the face amount remaining must be at least $25,000. All face amount decrease requests must be in writing and will be effective on the first monthly calculation day after we approve the request. A partial surrender charge may be deducted from your policy value based on the amount of the decrease. The charge will equal the applicable surrender charge that would apply to a full surrender multiplied by a fraction equal to amount of the decrease divided by the face amount of the policy before the decrease.

SURRENDERS

GENERAL
You may surrender all or part of your policy as long as the insured person is alive and the policy is in force. The amount available for surrender will be the cash surrender value at the end of the valuation period during which we receive your surrender request.

We generally pay a surrendered amount within 7 days after we receive your written request in good order. You may choose to receive a surrendered amount in a lump sum or you may apply it to any of our available payment options. We may postpone surrender payments under certain circumstances

FULL SURRENDERS
You may fully surrender your policy by sending the policy to us along with the written release and surrender of all claims to us at VPMO.

PARTIAL SURRENDERS
You may receive a part of the policy's cash surrender value by requesting a partial surrender of the policy. You must submit a written request to VPMO. We may require you to return your policy before we make payment. A partial surrender will be effective on the date we receive your written request and the returned policy, if required.

We do not normally permit partial surrenders of less than $500. We may require you to surrender the entire value allocated to an investment option if the partial surrender would result in a value below $500 in that investment option.

You may choose in what proportions we deduct the following amounts from among your investment options. If you do not choose we will make the deductions in the same manner as for monthly deductions. We will deduct the partial surrender amount, any applicable pro rata surrender charge and a partial withdrawal fee from your policy value.

We will reduce your policy's cash value by the partial surrender amount paid plus the partial surrender fee. If your policy has Death Benefit Option 1, we will reduce your policy's face amount by the same amounts described above for the reduction of policy value.

POLICY LOANS
You may generally borrow up to 90% of your policy's cash surrender value. We will count any outstanding loans and loan interest toward that 90% limit. We do not generally allow loans of less than $500.

When you take a loan, we will take an amount equal to the loan from your investment options as collateral and deposit it to the "loaned portion" of the Guaranteed Interest Account. You may instruct us how to withdraw policy value from your investment options for deposit to the loaned portion of the Guaranteed Interest Account. If you do not instruct us, we will make the withdrawal in the same manner as for monthly deductions.

We charge interest on the loan at annual rates given below, compounded daily and payable in arrears:

- -----------------------------------------------------------
POLICY YEARS          MOST STATES        NEW JERSEY
- -----------------------------------------------------------
1-10:                 4%                 6%
11-15:                3%                 5%
16 and after:         2%                 4%
- -----------------------------------------------------------
At the end of each policy year, we will treat all interest due as a new loan and will transfer that amount from the subaccounts and the non-loaned portion of the Guaranteed Interest Account to the loaned portion of the Guaranteed Interest Account.

We credit the loaned portion of the Guaranteed Interest Account with interest at an effective annual rate of 2% (4% in New Jersey), compounded daily and payable in arrears. At the end of each policy year, or when you repay a loan, the interest credited to the loaned portion of the Guaranteed Interest Account will be transferred to the non-loaned portion of the Guaranteed Interest Account.

You may repay a loan at any time as long as the policy is in force and the insured person is living. We apply loan repayments first to pay any outstanding loan interest. We then apply any remaining amount to reduce the loaned portion of the Guaranteed Interest Account and correspondingly increase the non-loaned portion of the Guaranteed Interest Account. If you make a loan repayment that exceeds the remaining loan interest and loan balance, we will apply the excess among the investment options according to your most recent premium allocation schedule on file.

We will use any loan repayment we receive during a grace period first to pay any overdue monthly deductions. We will then apply any remaining balance to reduce the loan interest and the loan.

We will apply any payment we receive while you have an outstanding loan directly to reduce loan interest and loans, unless you designate it as a premium payment.

Failure to repay a policy loan or to pay loan interest will not terminate the policy unless your policy's cash surrender value becomes insufficient to maintain the policy in force.

The proceeds of policy loans may be subject to federal income tax under some circumstances.

A policy loan will have a permanent effect on the policy value because the investment results of the loaned portion of the Guaranteed Interest Account will differ from that of investment options. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. A policy loan can also have an effect on the policy's death benefit under Death Benefit Option 2 due to any resulting differences in policy value.

LAPSE
Payment of the issue premium, no matter how large or the payment of additional premiums will not guarantee the policy will remain in force.

If, during the first seven policy years, the policy value is less than the monthly deduction, we will allow a grace period of 61 days during which you must pay an amount equal to 3 times the required monthly deduction to prevent policy lapse.

If, at any time after the first seven policy years, the cash surrender value is less than the required monthly deduction, we will allow a grace period of 61 days during which you must pay an amount equal to 3 times the required monthly deduction to prevent policy lapse or, if greater, enough to give your policy a positive cash surrender value.

If you fail to make the required payment before the 61-day grace period ends, the policy will lapse and expire without value. We will mail you notice at least 30 days before any lapse will occur.

The policy will remain in force during the grace period however, we will not permit any subaccount transfers, loans, and full or partial surrenders. We apply any premium payment we receive during the grace period less the premium expense charge, to first pay any monthly deductions due during the grace period. We will apply any excess premium according to your current premium allocation schedule.

The policy face amount during the grace period is equal to the policy face amount immediately before the grace period begins.

ADDITIONAL RIDER BENEFITS
You may elect additional benefits by selecting available riders under a policy. You may cancel these riders at any time. We may deduct a charge for each additional rider you choose. If you choose any of these riders, we will provide more details in the form of a rider attached to the policy. The following riders are currently available if approved by your state. We may make additional riders available in future.

[diamond] Individual Term. This rider provides additional term insurance coverage until the insured person reaches age 100. The face amount of the term insurance may be level or increasing. The initial rider death benefit is limited to 4 times the policy's initial face amount. We assess a monthly charge for this rider.

[diamond] Death Benefit Protection. This rider guarantees the face amount of coverage even if you have insufficient policy value to cover the monthly deduction.

          We will set a monthly guarantee premium based on the insured person's age, gender and risk class, the policy's face amount and the rider's coverage period. In general, the total premiums you have paid, reduced by any partial withdrawals, must be greater than or equal to the sum total of all monthly guarantee premiums since issue. Please refer to the rider contract form for details.

          We assess a monthly charge while the rider remains in effect.

[diamond] LifePlan Options Rider. At specified 5th, 10th and 15th year policy anniversaries, subject to various limitations as set forth in the rider, the following favorable policy options may be exercised or elected:

          1. An option to increase the total face amount of the policy by up to $1,000,000 without a medical exam requirement, while other traditional underwriting rules will still apply.

          2. An option to reduce the base policy face amount up to 50% without incurring a partial surrender charge.

          3. An option to exchange the policy for an annuity without incurring a surrender charge. This option is not available until the 10th policy anniversary.

             We do not charge for this rider.

[diamond] Accidental Death Benefit. This rider will provide an additional death benefit if the insured person dies as the result of accidental injuries. This rider expires on the policy anniversary nearest the insured person's 75(th) birthday. The rider contract form contains terms and conditions.

          We assess a monthly charge for this rider.

[diamond] Disability Benefit. This rider will provide a specified monthly credit to your policy if the insured person becomes totally disabled.

          We will credit the policy each month while the disability persists for one year or until the insured person reaches age 65, whichever is latest.

          In addition, should the insured person become totally disabled before reaching age 60 and remains totally disabled for the entire period to age 65, we will continue to credit the policy beyond age 65.

          We assess a monthly charge for this rider.

[diamond] Universal Life Conversion Option. This rider permits you to permanently transfer your policy value to a special account paying a guaranteed minimum interest rate. It is available beginning in the 16(th) policy year. We do not charge for this rider.

[diamond] Child Term. This rider provides annually renewable term coverage on the insured person's children who are between 14 days old and age 18. The term insurance is renewable to age 25. Each child will be insured under a separate rider and the amount of insurance must be the same. You may convert coverage to a new permanent life insurance policy prior to your policy anniversary nearest the insured child's 25(th) birthday. The new policy will be subject to our minimum issue requirements.

          We assess a monthly charge for this rider.

[diamond] Family Term. This rider provides annually renewable term insurance coverage to age 70 on the insured person or members of the insured person's immediate family who are at least 18 years of age. The rider is fully convertible through age 65 for each covered person to a new permanent life insurance policy. The new policy will by subject to our minimum issue requirements.

          We assess a monthly charge for this rider.

[diamond] Cash Value Accumulation. This rider generally permits you to pay more in premium than otherwise would be permitted. This rider must be elected before the policy is issued and will continue in effect for the life of the policy. We do not charge for this rider.

[diamond] Purchase Protector Plan. Under this rider you may, at predetermined future dates, purchase additional insurance protection without evidence of insurability. We assess a monthly charge for this rider.

[diamond] Living Benefits. Under certain conditions, in the event of the terminal illness of the insured, an accelerated payment of up to 75% of the policy's death benefit (up to a maximum of $250,000) is available. The minimum face amount of the policy after any such accelerated benefit payment is $10,000. We do not charge for this rider.

GENERAL PROVISIONS
- --------------------------------------------------------------------------------
POSTPONEMENT OF PAYMENTS
We may postpone payment of surrenders, partial withdrawals, policy loan or death benefits under certain circumstances:

[diamond] We may postpone for up to six months, payment for any transaction that depends on the value of the Guaranteed Interest Account.

[diamond] We may postpone payment whenever the NYSE is closed other than for customary weekend and holiday closings or trading on the NYSE is restricted; or

[diamond] When the SEC decides an emergency exists and the sale of securities or the determination of the value of securities in the Account is not reasonably practicable.

We may also postpone subaccount transfers under any of the above circumstances.

PAYMENT BY CHECK
We may delay payments under the policy derived from premiums paid by check until such time as the check has cleared your bank.

THE CONTRACT
The policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the policy. The statements are considered representations and not warranties. Only an executive officer of PHL Variable can agree to change or waive any provisions of the policy.

SUICIDE
We will stop and void the policy if the insured person commits suicide within 2 years of the policy's issue date. We will then return the policy value reduced by any outstanding debt and refund any monthly deductions and other fees and charges.

INCONTESTABILITY
We may not contest this policy or any attached rider after it has been in force for 2 years during which the insured person is alive.

CHANGE OF OWNER OR BENEFICIARY
The beneficiary you name in the policy application or subsequently change will receive the policy benefits at the insured person's death. If your named beneficiary dies before then, the named contingent beneficiary, if any, becomes the beneficiary. If there is no surviving or named beneficiary we will pay the death benefit to your estate.

You may change the policy owner and the beneficiary as long as the policy is remains in force. Changes must be made by written request, in a form satisfactory to us. A beneficiary change will take effect as of the date you sign the written notice, regardless of whether the insured person is still living when we receive the notice. However, we will not be liable for any payment made or action taken before we receive your written notice.

ASSIGNMENT
You may assign the policy. We will not be bound by the assignment until we receive a written copy of the assignment nor will we be liable for any payment made prior before then. We assume no responsibility for determining whether an assignment is valid.

MISSTATEMENT OF AGE OR SEX
If you incorrectly state the age or gender of the insured person, we will adjust the death benefit to reflect the correct cost of insurance rate. The adjusted death benefit will equal the coverage our most recent cost of insurance deduction would provide based on the insured person's correct personal information.

SURPLUS
This nonparticipating policy does not pay dividends. You will not share in PHL Variable's surplus earnings.

PAYMENT OF POLICY PROCEEDS
- --------------------------------------------------------------------------------
SURRENDER AND DEATH BENEFIT PROCEEDS
We will process death benefits and full or partial surrender proceeds at unit values next computed after we receive the request for surrender or due proof of death, provided such request is complete and in good order. We will normally pay surrender or death proceeds in one lump sum within 7 days, unless another payment option is elected. Payment of the death proceeds, however, may be delayed if the claim for payment of the death proceeds needs to be investigated, e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry.

You may elect a payment option for payment of the death proceeds to the beneficiary at any time while the insured person is alive. You may revoke or change a prior election, unless you have waived such right. Your beneficiary may make or change an election before payment of the death proceeds, unless you have made an irrevocable election. We require a written request in a form satisfactory to us to elect, change or revoke a payment option. The minimum amount of surrender or death benefit proceeds that may be applied under any payment option is $1,000.

If you assign the policy as collateral security, we will pay any amount due the assignee in one lump sum. Any remaining proceeds will remain under the option elected.

PAYMENT AMOUNT
We will make the death benefit payment based on the death benefit option in effect at the time.

DEATH BENEFIT OPTION 1 - We apply policy face amount to payment option. DEATH BENEFIT OPTION 2 - We apply policy face amount plus policy value to payment option.

We will pay the minimum death benefit if it is greater under your chosen option.

The cash surrender value is the maximum payable for surrender.

PAYMENT OPTIONS
All or part of the surrender or death proceeds of a policy may be applied under one or more of the following payment options. We may offer other payment options or alternative versions of these options in future.

PAYMENT OPTION 1--LUMP SUM
We pay all proceeds as one sum.

PAYMENT OPTION 2--LEFT TO EARN INTEREST
We pay interest on the principal left with us for the payee's lifetime. We guarantee an annual interest rate of at least 3%. The payee may request all or part of the remaining principal at any time.

PAYMENT OPTION 3--PAYMENT FOR A SPECIFIC PERIOD
We pay equal installments for a specified period whether the payee lives or dies. We make the first payment on the date of settlement. We guarantee an annual assumed interest rate on the unpaid balance of at least 3%.

PAYMENT OPTION 4--LIFE ANNUITY WITH SPECIFIED PERIOD CERTAIN
We pay equal installments for the specified period certain, and continue to make payments as long as the payee lives. There is a choice of three period certains:

[diamond] 10 years; or

[diamond] 20 years; or

[diamond] until the installments paid refund the amount applied under this option.

If the payee is not living when the final payment falls due, that payment will be limited to the amount which needs to be added to the payments already made to equal the amount applied under this option.

If, for the age of the payee, a period certain is chosen that is shorter than another period certain paying the same installment amount, we will consider the longer period certain as having been elected.

We use an annual interest rate of at least 3% to compute the payments.

PAYMENT OPTION 5--LIFE ANNUITY
We pay equal installments to the payee for life. When the payee dies we make no more payments of any kind. We will use a guaranteed annual interest rate of no less than 3%.

PAYMENT OPTION 6--PAYMENTS OF A SPECIFIED AMOUNT
We pay equal installments out of the principal and interest on that principal until the principal remaining is less than the amount of the installment. We then make a final payment of the remaining principal and interest. We pay the first installment on the date of settlement. Payments will include interest on the remaining principal at a guaranteed annual rate of at least 3%. We will credit interest at the end of each year. Should the interest credited at the end of the year exceed the income payments made in the preceding 12 months, we will pay the excess in one sum.

PAYMENT OPTION 7--JOINT SURVIVORSHIP ANNUITY WITH 10-YEAR PERIOD CERTAIN
We pay equal installments beginning on the settlement date for a minimum of ten years continuing thereafter as long as either payee is alive. Should both payees die before the 10-year period certain ends, we will make the remaining payments to their beneficiaries.

The younger payee must be at least 40 years old. We will use a guaranteed annual interest rate of at least 3% to compute payments under this option.

See your policy for additional information concerning payment options.

                      PART III OTHER IMPORTANT INFORMATION
- --------------------------------------------------------------------------------

FEDERAL INCOME TAX CONSIDERATIONS
- --------------------------------------------------------------------------------
INTRODUCTION
This discussion is general in nature and is not intended as income tax advice.
We make no attempt to consider any estate and inheritance taxes, or any state, local or other tax laws. Because this discussion is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the income tax status of any policy. The Internal Revenue Service ("IRS") makes no representation regarding the likelihood of continuation of current federal income tax laws, U.S. Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

The ultimate effect of federal income taxes on values under the Account and on the economic benefit to you or your beneficiary depends on our income tax status and upon the income tax status of the individual concerned. For complete information on federal and state income tax considerations, an income tax advisor should be consulted.

PHL VARIABLE'S INCOME TAX STATUS
We are taxed as a life insurance company under the Internal Revenue Code of 1986, as amended ("Code"). For federal income tax purposes, neither the Account nor the Guaranteed Interest Account is a separate entity from PHL Variable and their operations form a part of PHL Variable.

Investment income and realized capital gains on the assets of the Account are reinvested and taken into account in determining the value of the Account. Investment income of the Account, including realized net capital gains, is not taxed to us. Due to our income tax status under current provisions of the Code, no charge currently will be made to the Account for our federal income taxes which may be attributable to the Account. We reserve the right to make a deduction for taxes if our federal income tax treatment is determined to be other than what we currently believe it to be, if changes are made affecting the income tax treatment to our variable life insurance contracts, or if changes occur in our income tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the Account.

POLICY BENEFITS

DEATH BENEFIT PROCEEDS
The policy, whether or not it is a modified endowment contract (see "Modified Endowment Contracts"), should be treated as meeting the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the beneficiary under Code Section 101(a)(1). Also, a policy owner should not be considered to be in constructive receipt of the cash value, including investment income. However, see the sections below on possible taxation of amounts received under the policy, via full surrender, partial surrender or loan. In addition, a benefit paid under a Living Benefits Rider may be taxable as income in the year of receipt.

Code Section 7702 imposes certain conditions with respect to premiums received under a policy. We monitor the premiums to assure compliance with such conditions. However, if the premium limitation is exceeded during the year, we may return the excess premium, with interest, to the policy owner within 60 days after the end of the policy year, and maintain the qualification of the policy as life insurance for federal income tax purposes.

FULL SURRENDER
Upon full surrender of a policy for its cash value, the excess, if any, of the cash value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a policy that is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.

PARTIAL SURRENDER
If the policy is a modified endowment contract, partial surrenders are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the policy is not a modified endowment contract, partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction, the policy owner may be taxed on all or a part of the amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. We suggest you consult with your tax advisor in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and in addition as to the impact such partial surrender might have under the new rules affecting modified endowment contracts. The benefit payment under the Living Benefits Rider is not considered a partial surrender.

LOANS
We believe that any loan received under a policy will be treated as your indebtedness. If the policy is a modified endowment contract, loans are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts. If the policy is not a modified endowment contract, we believe that no part of any loan under a policy will constitute income to you.

The deductibility by a policy owner of loan interest under a policy may be limited under Code Section 264, depending on the circumstances. A policy owner intending to fund premium payments through borrowing should consult an income tax advisor with respect to the tax consequences. Under the "personal" interest limitation provisions of the Code, interest on policy loans used for personal purposes is not tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax advisor for further guidance.

BUSINESS-OWNED POLICIES
If a business or a corporation owns the policy, the Code may impose additional restrictions. The Code limits the interest deduction on business-owned policy loans and may impose tax upon the inside build-up of corporate-owned life insurance policies through the corporate alternative minimum tax.

MODIFIED ENDOWMENT CONTRACTS

GENERAL
Pursuant to Code Section 72(e), loans and other amounts received under modified endowment contracts will, in general, be taxed to the extent of accumulated income (generally, the excess of cash value over premiums paid). Life insurance policies can be modified endowment contracts if they fail to meet what is known as "the 7-pay test."

This test compares your policy to a hypothetical life insurance policy of equal face amount which requires 7 equal annual premiums to be "fully paid-up," continuing to provide a level death benefit with no further premiums. A policy becomes a modified endowment contract if, at any time during the first 7 years, the cumulative premium paid on the policy exceeds the cumulative premium that would have been paid under the hypothetical policy. Premiums paid during a policy year but which are returned by us with interest within 60 days after the end of the policy year will be excluded from the 7-pay test. A life insurance policy received in exchange for a modified endowment contract will be treated as a modified endowment contract.

REDUCTION IN BENEFITS DURING THE FIRST 7 YEARS
If there is a reduction in death benefits or reduction or elimination of any additional rider benefits previously elected, during the first 7 policy years, the premiums are redetermined for purposes of the 7-pay test as if the policy originally had been issued at the reduced death benefit level and the new limitation is applied to the cumulative amount paid for each of the first 7 policy years.

DISTRIBUTIONS AFFECTED
If a policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the test is failed and all subsequent policy years. However, distributions made in anticipation of such failure (there is a presumption that distributions made within 2 years prior to such failure were "made in anticipation") also are considered distributions under a modified endowment contract. If the policy satisfies the 7-pay test for 7 years, distributions and loans generally will not be subject to the modified endowment contract rules.

PENALTY TAX
Any amounts taxable under the modified endowment contract rule will be subject to an additional 10% excise tax, with certain exceptions. This additional tax will not apply in the case of distributions that are:

[diamond] made on or after the taxpayer attains age 59 1/2;

[diamond] attributable to the taxpayer's disability (within the meaning of Code
          Section 72(m)(7)); or

[diamond] part of a series of substantially equal periodic payments (not less often than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his beneficiary.

MATERIAL CHANGE RULES

Any determination of whether the policy meets the 7-pay test will begin again any time the policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, or any increase in or addition of any rider benefit available as an additional rider benefit (described above), with the following 2 exceptions.

[diamond] First, if an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first seven policy years or to the crediting of interest or dividends with respect to these premiums, the "increase" does not constitute a material change.

[diamond] Second, to the extent provided in regulations, if the death benefit or qualified additional benefit increases as a result of a cost-of-living adjustment based on an established broad-based index specified in the policy, this does not constitute a material change if:
          o the cost-of-living determination period does not exceed the remaining premium payment period under the policy; and
          o the cost-of-living increase is funded ratably over the remaining premium payment period of the policy.

A reduction in death benefits is not considered a material change unless accompanied by a reduction in premium payments.

A material change may occur at any time during the life of the policy (within the first 7 years or thereafter), and future taxation of distributions or loans would depend upon whether the policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS
All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same policy owner within the same calendar year will be treated as 1 modified endowment contract in determining the taxable portion of any loans or distributions made to the policy owner. The U.S. Treasury has been given specific legislative authority to issue regulations to prevent the avoidance of the new distribution rules for modified endowment contracts. A tax advisor should be consulted about the tax consequences of the purchase of more than 1 modified endowment contract within any calendar year.

LIMITATIONS ON UNREASONABLE MORTALITY AND EXPENSE CHARGES
The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to compute permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the policy, unless U.S. Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the guideline premium test are required to be reasonable, as defined by the U.S. Treasury regulations. We will comply with the limitations for calculating the premium we are permitted to receive from you.

QUALIFIED PLANS
A policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, you should not use the policy in conjunction with a qualified plan until you have consulted a pension consultant or income tax advisor.

DIVERSIFICATION STANDARDS
To comply with the Diversification Regulations under Code Section 817(h), ("Diversification Regulations") each series is required to diversify its investments. The Diversification Regulations generally require that on the last day of each calendar quarter the series' assets be invested in no more than:

[diamond] 55% in any 1 investment

[diamond] 70% in any 2 investments

[diamond] 80% in any 3 investments

[diamond] 90% in any 4 investments

A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Account; therefore, each series will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

The general diversification requirements are modified if any of the assets of the Account are direct obligations of the U.S. Treasury. In this case, there is no limit on the investment that may be made in U.S. Treasury securities, and for purposes of determining whether assets other than U.S. Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Account's investment in U.S. Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the funds will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with these standards.

In connection with the issuance of the Diversification Regulations, the U.S. Treasury announced that such regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. It is possible that a revenue ruling or other form of administrative pronouncement in this regard may be issued in the near future. It is not clear, at this time, what such a revenue ruling or other pronouncement will provide. It is possible that the policy may need to be modified to comply with such future U.S. Treasury announcements. For these reasons, we reserve the right to modify the policy, as necessary, to prevent you from being considered the owner of the assets of the Account.

We intend to comply with the Diversification Regulations to assure that the policies continue to qualify as a life insurance contract, for federal income tax purposes.

CHANGE OF OWNERSHIP OR INSURED OR ASSIGNMENT
Changing the policy owner or the insured or an exchange or assignment of the policy may have tax consequences depending on the circumstances. Code Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. We recommend that any person contemplating such actions seek the advice of an income tax advisor.

OTHER TAXES
Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. We do not make any representations or guarantees regarding the tax consequences of any policy with respect to these types of taxes.

VOTING RIGHTS
- --------------------------------------------------------------------------------
We will vote the series' shares held by the subaccounts at any regular and special meetings of shareholders of the funds. To the extent required by law, such voting will be pursuant to instructions received from you. However, if the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result, we decide that we are permitted to vote the series' shares at our own discretion, we may elect to do so.

The number of votes that you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

We will vote series shares held in a subaccount for which no timely instructions are received, and series shares which are not otherwise attributable to policy owners, in proportion to the voting instructions that are received with respect to all policies participating in that subaccount. Instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by PHL Variable.

You will receive proxy materials, reports and other materials related to the funds.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of one or more of the portfolios of the funds or to approve or disapprove an investment advisory contract for the funds. In addition, PHL Variable itself may disregard voting instructions in favor of changes initiated by a policy owner in the investment policies or the investment advisor of the funds if PHL Variable reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we decide that the change would have an adverse effect on the General Account because the proposed investment policy for a series may result in overly speculative or unsound investments. In the event PHL Variable does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to policy owners.

THE DIRECTORS AND EXECUTIVE OFFICERS
OF PHL VARIABLE INSURANCE COMPANY
- --------------------------------------------------------------------------------
We are managed by our Board of Directors. The following are our Directors and Executive Officers and their positions held over the last five years:

NAME                         POSITION
- ----                         ---------

Carl T. Chadburn             Director

Robert W. Fiondella          Director and Chairman

Joseph E. Kelleher           Director and Senior Vice
                             President

Philip R. McLoughlin         Director and Executive Vice
                             President

David W. Searfoss            Director, Executive Vice
                             President and Chief Financial
                             Officer

Simon Y. Tan                 Director and President

Dona D. Young                Director and Executive Vice
                             President

EXECUTIVE OFFICERS           POSITION
- ------------------           --------

Robert W. Fiondella          Chairman of the Board and Chief
                             Executive Officer

Simon Y. Tan                 President

Michael J. Gilotti           Senior Vice President; formerly
                             held various positions with
                             Aetna Retirement Services

Philip R. McLoughlin         Executive Vice President and
                             Chief Investment Officer

David W. Searfoss            Executive Vice President and
                             Chief Financial Officer

Dona D. Young                Executive Vice President

Joseph E. Kelleher           Senior Vice President

Robert G. Lautensack, Jr.    Senior Vice President


SAFEKEEPING OF THE ACCOUNT'S ASSETS
- --------------------------------------------------------------------------------
We hold the assets of the Account. The assets of the Account are held separate and apart from our General Account. We maintain records of all purchases and redemptions of shares of the funds.

SALES OF POLICIES
- --------------------------------------------------------------------------------
Policies may be purchased from registered representatives of WS Griffith Securities, Inc. (formerly known as W.S. Griffith & Co., Inc.) ("WSG"), a New
York corporation incorporated on August 7, 1970, licensed to sell PHL Variable insurance policies as well as policies, annuity contracts and funds of companies affiliated with Phoenix. WSG is an indirect, wholly owned subsidiary of The Phoenix Companies, Inc., and is an affiliate of Phoenix. WSG is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 ("1934
Act") and is a member of the National Association of Securities Dealers, Inc. Phoenix Equity Planning Corporation ("PEPCO") serves as national distributor of the policies. PEPCO is located at 56 Prospect Street, Hartford, Connecticut.
PEPCO is also an indirect, wholly-owned subsidiary of The Phoenix Companies and is an affiliate of Phoenix.

Policies may also be purchased through other broker-dealers or entities registered under or exempt under the Securities Exchange Act of 1934, whose representatives are authorized by applicable law to sell contracts under terms of agreement provided by PEPCO.

We pay sales commissions to registered representatives on purchase payments we receive under these policies.

STATE REGULATION
- --------------------------------------------------------------------------------
PHL Variable is subject to the provisions of the Connecticut insurance law applicable to life insurance companies and to regulation and supervision by the Connecticut Insurance Commissioner. PHL Variable also is subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

State regulation of PHL Variable includes certain limitations on the investments which we may make, including investments for the Account and the Guaranteed Interest Account. This regulation does not include, however, any supervision over the investment policies of the Account.

REPORTS
- --------------------------------------------------------------------------------
All policy owners will be furnished with those reports required by the 1940 Act and related regulations or by any other applicable law or regulation.

LEGAL PROCEEDINGS
- --------------------------------------------------------------------------------
The Account is not engaged in any litigation. PHL Variable is not involved in any litigation that would have a material adverse effect on our ability to meet our obligations under the policies.

LEGAL MATTERS
- --------------------------------------------------------------------------------
Richard J. Wirth, Counsel of Phoenix Life Insurance Company, has passed upon the organization of PHL Variable, its authority to issue variable life insurance policies and the validity of the policy, and upon legal matters relating to the federal securities and income tax laws for PHL Variable.

REGISTRATION STATEMENT
- --------------------------------------------------------------------------------
A registration statement has been filed with the SEC, under the Securities Act of 1933 ("1933 Act") with respect to the securities offered. This prospectus is a summary of the contents of the policy and other legal documents and does not contain all the information set forth in the registration statement and its exhibits. We refer you to the registration statement and its exhibits for further information concerning the Account, PHL Variable Insurance Company and the policy.

FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
The financial statements of the Account as of December 31, 2001, and the results of its operations and its changes in net assets for the periods indicated and the financial statements of PHL Variable as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 appear in the pages that follow. The financial statements of PHL Variable included herein should be considered only as bearing upon the ability of PHL Variable to meet its obligations under the policies. You should not consider them as bearing on the investment performance of the assets held in the Account or on the Guaranteed Interest Account that we credit during a guarantee period.

PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

FINANCIAL STATEMENTS
DECEMBER 31, 2001





                           [TO BE FILED BY AMENDMENT]

PHL VARIABLE INSURANCE COMPANY

FINANCIAL STATEMENTS
DECEMBER 31, 2001



                           [TO BE FILED BY AMENDMENT]

APPENDIX A

PERFORMANCE HISTORY
- --------------------------------------------------------------------------------
THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.
THEY DO NOT ILLUSTRATE HOW ACTUAL PERFORMANCE WILL AFFECT THE BENEFITS UNDER A POLICY BECAUSE THEY DO NOT REFLECT COST OF INSURANCE, PREMIUM TAX CHARGES,
PREMIUM SALES CHARGES AND SURRENDER CHARGES, IF APPLICABLE. Performance information may be expressed as yield and effective yield of the Phoenix-Goodwin Money Market subaccount, as yield of the Phoenix-Goodwin Multi-Sector Fixed income subaccount and as total return of any subaccount. Current yield for the Phoenix-Goodwin Money Market subaccount will be based on the income earned by the subaccount over a given 7-day period (less a hypothetical charge reflecting deductions for expenses taken during the period) and then annualized, i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and is stated in terms of an annual percentage return on the investment. Effective yield is calculated similarly but reflects the compounding effect of earnings on reinvested dividends. Yield and effective yield reflect the Mortality and Expense Risk charge on the Account level.

Yield calculations of the Phoenix-Goodwin Money Market subaccount used for illustration purposes are based on the consideration of a hypothetical participant's account having a balance of exactly one unit at the beginning of a 7-day period, which period will end on the date of the most recent financial statements. The yield for the subaccount during this 7-day period will be the change in the value of the hypothetical participant's account's original unit. The following is an example of this yield calculation for the Phoenix-Goodwin Money Market subaccount based on a 7-day period ending December 31, 2001.

          Example:

          Value of hypothetical pre-existing account with exactly
            one unit at the beginning of the period:...............    1.000000
          Value of the same account (excluding capital changes)
            at the end of the 7-day period:........................           *
          Calculation:
            Ending account value ..................................           *
            Less beginning value ..................................    1.000000
            Net change in account value ...........................           *
          Base period return:
            (adjusted change/beginning account value) .............           *
          Current yield = return x (365/7).........................           *
          Effective yield = [(1 + return)(365/7)] - 1..............           *

*to be filed by amendment

The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Account level.

For the Phoenix-Goodwin Multi-Sector Fixed Income subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing net investment income by the maximum offering price per unit on the last day of the period.

When a subaccount advertises its total return, it usually will be calculated for one year, five years, and ten years or since inception if the subaccount has not been in existence for at least ten years. Total return is measured by comparing the value of a hypothetical $10,000 investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of the Mortality and Expense Risk, Issue Expense and Monthly Administrative Charges.

For those subaccounts within the Account that have not been available for one of the quoted periods, the average annual total return quotations will show the investment performance such subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the fund for the period quoted.

The following performance tables display historical investment results of the subaccounts of the Account. This information may be useful in helping potential investors to decide which subaccounts to choose and to assess the competence of the investment advisors. The performance figures shown should be considered in light of the investment objectives and policies, characteristics and quality of the subaccounts and market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return of the subaccounts are not guaranteed and will fluctuate. Below are quotations of average annual total return calculated as described above for all subaccounts with at least one year of results. POLICY CHARGES (INCLUDING COST OF INSURANCE AND SURRENDER CHARGES) ARE NOT REFLECTED.


- ----------------------------------------------------------------------------------------------------------------------------------
                               AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 2000(1)
- ----------------------------------------------------------------------------------------------------------------------------------
 SERIES                                                     INCEPTION DATE   1 YEAR      5 YEARS      10 YEARS   SINCE INCEPTION
- ----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                            05/05/93         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                             05/05/93         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio                      01/25/95         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Deutsche VIT EAFE(R) Equity Index Fund                         08/22/97         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index Fund                             10/01/97         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II               03/28/94         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                             03/01/94         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio                                    11/03/97         *           N/A          N/A            *
- ---------------------------------------------------------------------------- ------------------------------------------------------
VIP Growth Opportunities Portfolio                             11/03/97         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
VIP Growth Portfolio                                           11/03/97         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund--Class 2                         11/02/98         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                          05/01/90         *            *            *             *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-AIM Mid-Cap Equity Series
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance/Bernstein Growth + Value Series
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia Series                               09/17/96         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Deutsche Dow 30 Series                                 12/15/99         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Deutsche Nasdaq-100 Index(R) Series                    08/15/00         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series            05/01/95         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series                         12/31/82         *            *            *             *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small & Mid-Cap Growth Series                 08/15/00         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series                            10/08/82         *            *            *             *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income Series               12/31/82         *            *            *             *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Hollister Value Equity Series                          03/02/98         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-J.P. Morgan Research Enhanced Index Series             07/14/97         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Flexible Income Series                           12/15/99         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Growth Series                                    12/15/99         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Investors Growth Stock Series
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Investors Trust Series
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Value Series
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Morgan Stanley Focus Equity Series                     12/15/99         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Balanced Series                               05/01/92         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Growth & Income Series                        03/02/98         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Global Value Series                  11/20/00         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series                 03/02/98         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series               11/20/00         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series                           03/02/98         *           N/A          N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series                          01/29/96         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                           11/30/99         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund--Class 2                      11/03/88         *            *            *             *
- ----------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund--Class 2                     05/11/92         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                                           02/01/99         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap                                 05/01/95         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Wanger Twenty                                                  02/01/99         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Small Cap                                          05/01/95         *            *           N/A            *
- ----------------------------------------------------------------------------------------------------------------------------------

(1) The average annual total return is the compounded return that results from holding an initial investment of $10,000 for the time period indicated. Returns for periods greater than 1 year are annualized. Returns are net of the investment management fees, mortality and expense risk charges, and premium expense charge. Subaccounts are assumed to have started on the inception date listed, which is the date that the underlying fund was established. The investment return and principal value of the variable contract will fluctuate so that the accumulated value, when redeemed, may be worth more or less than the original cost. *To be filed by amendment

Advertisements, sales literature and other communications may contain information about any series' or advisor's current investment strategies and management style. Current strategies and style may change to respond to a changing market and economic conditions. From time to time, the series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately, as a return figure, the equity or bond portion of a series' portfolio; or compare a series' equity or bond return figure to well-known indices of market performance including, but not limited to, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), Dow Jones Industrial Average(SM), First Boston High Yield Index and Salomon Brothers Corporate and Government Bond Indices.

Occasionally, the Account may include in advertisements containing total return, the ranking of those performance figures relating to such figures for groups of subaccounts having similar investment objectives as categorized by ranking services such as:

   Lipper Analytical Services, Inc.       Morningstar, Inc.
   CDA Investment Technologies, Inc.      Weisenberger Financial Services, Inc.

Additionally, the funds may compare a series' performance results to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in various publications such as:

   Changing Times                         Forbes
   Fortune                                Money
   Barrons                                Business Week
   Investor's Business Daily              The Wall Street Journal
   The New York Times                     Consumer Reports
   Registered Representative              Financial Planning
   Financial Services Weekly              Financial World
   U.S. News and World Report             Standard & Poor's
   The Outlook                            Personal Investor

The funds may occasionally illustrate the benefits of tax deferral by comparing taxable investments to investments made through tax-deferred retirement plans. The total return also may be used to compare the performance of a series against certain widely acknowledged outside standards or indices for stock and bond market performance such as:

   S&P 500                                Dow Jones Industrial Average(SM)
   Europe Australia Far East Index(R)     Consumers Price Index
     (EAFE(R))                            Shearson Lehman T-Bond Index
   Shearson Lehman Corporate Index

The S&P 500 is a market value-weighted index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. Stock Market performance. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

The funds' Annual Reports, available upon request and without charge, contain a discussion of the performance of the funds and a comparison of that performance to a securities market index. You may request an Annual Report from VULA at the address and telephone number on the first page of this prospectus.

                                                      ANNUAL TOTAL RETURN(1)

- -----------------------------------------------------------------------------------------------------------------------------------
                      SERIES                           1992    1993   1994    1995    1996    1997   1998    1999    2000   2001
- -----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                                   3.21%  35.17%  14.10%  22.70% 31.35%  28.86% -15.33%   *
- -----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                                    1.68%  34.61%  16.64%  12.60% 18.35%  43.46% -11.62%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio                                            11.14%  18.72% 56.58%  76.64% -25.44%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Deutsche VIT EAFE(R) Equity Index Fund                                                              20.64%  26.61% -17.32%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index Fund                                                                  27.69%  19.43%  -9.96%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II                              7.90%   3.37%   7.71%  6.80%  -1.38%  10.10%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                                           19.42%  13.40%  12.92%  1.88%   1.50%  -9.75%   *
- -----------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio                                                                         28.90%  23.16%  -7.46%   *
- -----------------------------------------------------------------------------------------------------------------------------------
VIP Growth Opportunities Portfolio                                                                  23.51%   3.35% -17.84%   *
- -----------------------------------------------------------------------------------------------------------------------------------
VIP Growth Portfolio                                                                                38.27%  36.19% -11.77%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund--Class 2                                                                       8.43%  11.56%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                -13.52%  37.33% -0.73%   8.72%  17.71%  11.16% 26.92%  28.48% -16.48%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia Series                                                            -32.94% -5.21%  49.78% -16.64%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-AIM Mid-Cap Equity Series
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance Bernstein Growth + Value Series
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Deutsche Dow 30 Series                                                                                      -6.31%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Deutsche Nasdaq-100 Index(R) Series                                                                                  *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series                                  32.10%  21.09%-21.83%   3.95%  29.75%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series                 9.41%  18.75%  0.66%  29.85%  11.69%  20.12% 28.98%  28.65% -18.44%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small & Mid-Cap Growth Series                                                                               *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series                    2.75%   2.06%  3.01%   4.86%   4.19%   4.35%  4.26%   3.99%   5.19%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income Series       9.23%  14.99% -6.21%  22.56%  11.52%  10.21% -4.91%   4.62%   5.63%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Hollister Value Equity Series                                                                       23.35%  31.13%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-J.P. Morgan Research Enhanced Index Series                                                  30.64%  17.90% -12.18%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Flexible Income Series                                                                                 5.59%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Growth Series                                                                                        -11.88%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Investors Growth Stock Series
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Investors Trust Series
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Value Series
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Morgan Stanley Focus Equity Series                                                                         -13.85%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Balanced Series                               7.75% -3.61%  22.37%   9.68%  17.00% 18.07%  10.69%  -0.29%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Growth & Income Series                                                                     16.08%  -7.35%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Global Value Series                                                                                *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series                                                             -11.00%  15.97%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series                                                                             *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series                                                                        44.49%  12.84%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series                                                        16.25% 43.55%  53.77% -12.17%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                                                                               -24.20%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund--Class 2              6.02%  32.68% -3.25%  23.97%  21.17%  10.75%  0.24%  27.75%   6.32%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund--Class 2                    45.85% -3.27%  14.56%  22.77%  12.76%  8.17%  22.27%  -3.15%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                                                                                                -2.36%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap                                                       31.15%  -2.24% 15.41% 124.68% -28.42%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Wanger Twenty                                                                                                        8.58%   *
- -----------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Small Cap                                                                45.64%  28.41%  7.83%  24.08%  -8.89%   *
- -----------------------------------------------------------------------------------------------------------------------------------

(1) Annual Total returns are net of investment management fees and mortality and expense risk charges.

                            *To be filed by amendment


These rates of return are not an estimate nor a guarantee of future performance.

APPENDIX B

GLOSSARY OF SPECIAL TERMS
- --------------------------------------------------------------------------------
The following is a list of terms and their meanings when used in this prospectus.

1933 ACT: The Securities Act of 1933, as amended.

1940 ACT: The Investment Company Act of 1940.

ACCOUNT: PHL Variable Universal Life Account, a separate account of the Company.

ATTAINED AGE: The age of the insured on the birthday nearest the most recent policy anniversary.

BASE FACE AMOUNT: The initial amount of insurance coverage excluding any coverage provided by rider.

BENEFICIARY: The person or persons specified by the policy owner as entitled to receive the death benefits under a policy.

CASH SURRENDER VALUE: The policy value less any surrender charge that would apply on the date of surrender and less any debt.

COMPANY (PHL VARIABLE, OUR, US, WE): PHL Variable Insurance Company.

DEBT: Outstanding loans against a policy, plus accrued interest.

GENERAL ACCOUNT: The general asset account of Phoenix.

GUARANTEED INTEREST ACCOUNT: An investment option under which premium payment amounts are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, at the sole discretion of the Company.

IN FORCE: Conditions under which the coverage under a policy is in effect and the insured's life remains insured.

INSURED: The person upon whose life the policy is issued.

ISSUE PREMIUM: The premium payment made in connection with issuing the policy.

MONTHLY CALCULATION DAY: The first monthly calculation day is the same day as the policy date. Subsequent monthly calculation days are the same day of each month thereafter or, if such day does not fall within a given month, the last day of that month will be the monthly calculation day.

PAYMENT DATE: The valuation date on which we receive a premium payment or loan repayment, unless it is received after the close of the New York Stock Exchange ("NYSE"), in which case it will be the next valuation date.

POLICY ANNIVERSARY: Each anniversary of the policy date.

POLICY DATE: The policy date as shown on the schedule page of the policy. It is the date from which we measure policy years and policy anniversaries.

POLICY MONTH: The period from one monthly calculation day up to, but not including, the next monthly calculation day.

POLICY OWNER (OWNER, YOU, YOUR): The person(s) who purchase(s) a policy.

POLICY VALUE: The sum of a policy's share in the values of each subaccount of the Account plus the policy's share in the values of the Guaranteed Interest Account.

POLICY YEAR: The first policy year is the 1-year period from the policy date up to, but not including, the first policy anniversary. Each succeeding policy year is the 1-year period from the policy anniversary up to, but not including, the next policy anniversary.

PRO RATA: Amounts allocated to subaccounts on a pro rata basis are allocated by increasing or decreasing a policy's share in the value of the affected subaccounts and Guaranteed Interest Account so that such shares maintain the same ratio to each other before and after the allocation.

SUBACCOUNTS: Accounts within the Account to which nonloaned assets under a policy are allocated.

TARGET ANNUAL PREMIUM (TAP): We establish the TAP when we issue the policy. It will be based on the age and risk classification for the life we insure.

TOTAL POLICY FACE AMOUNT: The total of the base face amount plus the face amount provided under the Individual Term Rider.

UNIT: A standard of measurement used to set the value of a policy. The value of a unit for each subaccount will reflect the investment performance of that subaccount and will vary in dollar amount.

VALUATION DATE: For any subaccount, each date on which we calculate the net asset value of a fund.

VALUATION PERIOD: For any subaccount, the period in days from the end of one valuation date through the next.

VPMO: Variable Products Mail Operations division of PHL Variable that receives and processes incoming mail for VULA.

VULA: Variable and Universal Life Administration

WRITTEN REQUEST (IN WRITING, IN GOOD ORDER): In a written form satisfactory to us and delivered to VPMO.

                           PART II. OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                              RULE 484 UNDERTAKING

Section 33-779 of the Connecticut General Statutes states that: "a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by sections 33-770 to 33-778, inclusive".

Article III, Section 14 of the By-laws of the Company provides that: "Each Director, officer or employee of the Company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the Company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director, officer or employee of the Company, or of any other company which he was serving as a Director or officer at the request of the Company, except in relation to matters as to which such Director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, by-law, agreement, vote of shareholders or otherwise."

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


      REPRESENTATION PURSUANT TO SECTION 26(e) UNDER THE INVESTMENT COMPANY
                                  ACT OF 1940.

Pursuant to Section 26(e) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by PHL Variable Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement is comprised of the following papers and documents:

    The facing sheet.

    The prospectus describing PHL Variable Insurance Company Policy Form V613 ("Phoenix Edge - VUL").

    The undertaking to file reports.

    The Rule 484 undertaking.

    Representation pursuant to Section 26(e) under the Investment Company Act of 1940.

    The signature page.

    Written consents of the following:

         (a)  Richard J. Wirth, Esq. to be filed by amendment.

         (b)  PricewaterhouseCoopers LLP, to be filed by amendment.

         (c)  Actuarial Consent, to be filed by amendment.

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

    A. (1) Resolution of the Board of Directors of Depositor establishing the Account is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998. [Accession Number 0000949377-98-000129]

         (2)  Not Applicable.

         (3)  Distribution of Policies:

              (a) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation, dated December 31, 1996 is incorporated by reference to Edgar filing on Form N-4 (File No. 33-37376, Post-Effective Amendment No. 3) on April 30, 1997. [Accession Number 0000949377-97-000054]

              (b) Form of Broker Dealer Supervisory and Service Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies is incorporated by reference to Edgar filing on Form S-6/A (File No. 333-12989 Pre-effective Amendment No. 2) for the Phoenix Life and Annuity Variable Universal Life Account, on November 4, 1997. [Accession Number 0000949377-97-000129]

              (c)  Not Applicable.

         (4)  Not Applicable.

         (5)  Specimen Policy.

              Flexible Premium Variable Universal Life Insurance Policy Form Number V613 of Depositor to be filed by amendment.

         (6) (a) Amended and Restated Certificate of Incorporation of PHL Variable Insurance Company as filed with the Connecticut Secretary of State effective May 31, 1994. [Previously filed with Registration Statement on Form N-4 (File No. 033-87376) on December 14, 1994.]

              (b) By-Laws of PHL Variable Insurance Company. [Previously filed with Registration Statement on Form N-4 (File No. 033-87376) on December 14, 1994.]

         (7)  Not Applicable.

         (8) (a) Participation Agreement(s) between PHL Variable Insurance Company and Wanger Advisors Trust is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998. [Accession Number 0000949377-98-000129]

              (b) Participation Agreement between PHL Variable Insurance Company and Franklin Templeton Distributors, Inc. is incorporated by reference to Edgar filing on Form S-6
                   (File No. 333-65823) on October 16, 1998. [Accession Number 0000949377-78-000129]

              (c) Participation agreement between PHL Variable Insurance Company, Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. to be filed by amendment.

              (d) Participation agreement between PHL Variable Insurance Company, Insurance Series, and Federated Securities Corp. to be filed by amendment.

              (e) Participation agreement between PHL Variable Insurance Company, AIM Variable Insurance Funds, Phoenix Equity Planning Corporation and AIM Distributors, Inc. to be filed by amendment.

              (f) Participation agreement between PHL Variable Insurance Company, The Alger American Fund and Fred Alger & Company, Incorporated to be filed by amendment.

              (g) Participation agreement between PHL Variable Insurance Company, Variable Insurance Products Funds and Fidelity Distributors Corporation to be filed by amendment.

              (h) Participation agreement between PHL Variable Insurance Company, Morgan Stanley Dean Witter Universal Funds, Inc., Miller Anderson & Sherrerd, LLP and Morgan Stanley Dean Witter Investment Management, Inc. to be filed by amendment.

         (9)  Not Applicable.

         (10) Form of application for Phoenix Edge - VUL to be filed by amendment.

         (11) Memorandum describing transfer and redemption procedures and method of computing adjustments in payments and cash values upon conversion to fixed benefit policies is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998. [Accession Number 0000949377-98-000129]

2. Opinion of Counsel of Depositor regarding the legality of the securities being registered, see Exhibit 7.

3. Not Applicable. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

4.  Not Applicable.

5.  Not Applicable.

6.  Consent of PricewaterhouseCoopers LLP to be filed by amendment.

7.  Opinion and Consent of Richard J. Wirth, Esq. to be filed by amendment

8.  Consent of Actuary to be filed by amendment

9. Illustrations of Death Benefits, Policy Values ("Account Values") and Cash Surrender Values. to be filed by amendment

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, PHLVIC Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 28th day of January, 2002.

                                         PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                                         --------------------------------------

                                                      (Registrant)

                                     By:      PHL VARIABLE INSURANCE COMPANY
                                              ------------------------------
                                                       (Depositor)

                                     By:            /s/ Simon Y. Tan
                                        ----------------------------------------
                                                 *Simon Y. Tan, President

  ATTEST:             /s/ Emily J. Poriss
         ------------------------------------------
            Emily J. Poriss, Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 28th day of January, 2002.

                SIGNATURE                    TITLE
                ---------                    -----

                                             Director
- ----------------------------------------
           **Carl T. Chadburn

                                             Director and Chairman of the Board
- ----------------------------------------
          *Robert W. Fiondella

                                             Director, Senior Vice President
- ----------------------------------------
           *Joseph E. Kelleher

                                             Director, Executive Vice President,
- ----------------------------------------     Chief Investment Officer
          *Philip R. McLoughlin

                                             Director, Executive Vice President,
- ----------------------------------------     Chief Financial Officer
           *David W. Searfoss

                                             Director and President
- ----------------------------------------
              *Simon Y. Tan

            /s/ Dona D. Young                Director, Executive Vice President
- ----------------------------------------
              Dona D. Young

By:         /s/ Dona D. Young
   ----------------------------------------------
* Dona D. Young as Attorney-in-Fact pursuant to Powers of Attorney incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998. [Accession Number 0000949377-98-000129]
** Dona D. Young as Attorney-in-Fact pursuant to Power of Attorney and incorporated by reference to Edgar filing on Form S-1 (File No. 333-55240) on February 8, 2001. [Accession Number 0000949377-01-0000029]

                                      S-1